Form 10-K, Exhibit 13
period 2000-12-31
APPLE SUITES INC
filed 2001-04-02
CIK 1084681


SELECTED FINANCIAL DATA
                                                                         Year ended           March 26, 1999 through
                                                                      December 31, 2000       December 31, 1999 (b)
- -----------------------------------------------------------------------------------------------------------------------
Revenues:
Lease revenue                                                           $  15,807,258              $  2,518,031
Interest income and other revenue                                             395,671                   169,086
                                                                        -------------              ------------
Total revenue                                                              16,202,929                 2,687,117
Expenses:
Taxes, insurance, and other                                                 2,018,747                   426,592
General and administrative                                                  1,048,212                   153,807
Depreciation                                                                2,990,381                   496,209
Ground lease                                                                   64,786                        --
Interest                                                                    6,611,716                 1,245,044
                                                                        -------------              ------------
Total expenses                                                             12,733,842                 2,321,652
                                                                        -------------              ------------
Net income                                                              $   3,469,087              $    365,465
- -----------------------------------------------------------------------------------------------------------------------
Per Share
Earnings per share--basic and diluted                                   $        0.66              $       0.14
Distributions to common shareholders                                    $        1.02              $       0.33
Weighted-average common shares outstanding--basic                           5,274,633                 2,648,196
- -----------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
        Cash and cash equivalents                                       $   2,653,058              $    581,344
        Investment in hotels, net                                       $ 124,576,257              $ 93,719,632
        Total assets                                                    $ 134,073,848              $ 99,489,008
        Notes payable--secured                                          $  57,670,866              $ 68,569,500
        Shareholders equity                                             $  72,964,622              $ 28,098,000
- -----------------------------------------------------------------------------------------------------------------------
Other Data
Cash flow from:
        Operating activities                                            $   5,512,154              $    548,015
        Investing activities                                            $ (10,987,264)             $(28,411,941)
        Financing activities                                            $   7,546,824              $ 28,445,170
Number of hotels owned at end of period                                            13                        11
- -----------------------------------------------------------------------------------------------------------------------
Funds From Operations Calculation
Net income                                                              $   3,469,087              $    365,465
        Depreciation                                                    $   2,990,381              $    496,209
        Start-up costs                                                  $          --              $     22,002
                                                                        -------------              ------------
Funds from operations (a)                                               $   6,459,468              $    883,676
- -----------------------------------------------------------------------------------------------------------------------

(a) Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles-GAAP) excluding gains and losses from sales of depreciable property, plus depreciation and amortization. The company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the company's activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs.

(b) The company was initially capitalized on March 26, 1999; however, operations did not commence until September 1, 1999.

APPLE SUITES ANNUAL REPORT 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This annual report  contains  forward-looking  statements  within the meaning of
Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the company to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include the ability of the company to implement its acquisition strategy and operating strategy; the company's ability to manage planned growth; changes in economic cycles; competitors within the extended-stay hotel industry; and the ability to repay or refinance debt as it becomes due. Although the company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this annual report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the company or any other person that the results or conditions described in such statements or the objectives and plans of the company will be achieved.

GENERAL

Apple Suites, Inc., together with its subsidiaries (the "company"), owns upscale extended-stay hotels. During 2000, the company acquired two hotels with 235 suites from Promus Hotels, Inc. ("Promus"), a wholly-owned subsidiary of Hilton Hotels Corporation ("Hilton"). The hotels were acquired for an aggregate purchase price of $30,374,000 ($22,780,500 was financed with two short-term notes bearing a fixed interest rate of 8.5%). These acquisitions brought the total number of hotels to 13 and total suites owned at year-end to 1,453.

The REIT Modernization Act, which is effective January 1, 2001, permits REITs to establish taxable businesses to conduct certain previously disallowed business activities. The Act also reduces the REIT distribution requirement from 95% to 90% of its taxable income. On December 5, 2000, the company's Board of Directors approved the acquisition of Apple Suites Management, Inc. and its subsidiaries effective January 1, 2001. The company paid Mr. Glade M. Knight, the company's President and Chairman, $900,000 in exchange for all of the issued and outstanding stock of Apple Suites Management, Inc. The benefits to the company from the purchase may include: 1) a more direct relationship with the hotels and managers; 2) revenues in excess of required rental payments are the property of the company; and 3) elimination of potential conflicts of interest and potential reduction of certain administrative costs relative to the operation of the hotels and the administration of the leases. The company will record the $900,000 payment, plus the fair value of net liabilities of $470,190 in Apple Suites Management, Inc., as an expense for financial reporting purposes in the 2001 consolidated financial statements as the lessee's only business is its lease with the company.

All of the company's hotels are leased to Apple Suites Management, Inc. or its subsidiary (the "lessee") pursuant to the master hotel lease agreements ("Percentage Leases"). Each Percentage Lease obligates the lessee to pay rent equal to the sum of a base rent and a percentage rent based on suite revenues and sundry other revenues of each hotel. The lessee's ability to make payments to the company pursuant to the Percentage Leases is dependent primarily upon the operations of the hotels. See Note 9 to the consolidated financial statements for further lease information.

The lessee holds the franchise and market reservation agreement for each of the hotels, which are operated as Homewood Suites(R) by Hilton. The lessee engages a third-party manager, Promus, to operate the hotels. The company is externally advised and has contracted with Apple Suites Advisors, Inc. (the "Advisor") to manage its day-to-day operations and make investment decisions. The company has contracted with Apple Suites Realty Group, Inc. (ASRG) to provide brokerage and acquisition services in connection with its hotel acquisitions. During 2000, the lessee, the Advisor, and ASRG were all owned by Mr. Glade Knight, the company's Chairman. See Note 6 to the consolidated financial statements for further information on related-party transactions.

RESULTS OF OPERATIONS

Comparison of the year ended December 31, 2000 to the period
September 1, 1999 to December 31, 1999

Apple Suites, Inc. (The Company)

The results of the company's operations for the year ended December 31, 2000 include the results of operations from the 11 hotel acquisitions in 1999 and the two hotels acquired in 2000 since their respective acquisition dates. As operations commenced September 1, 1999, an overall comparison of the years ended December 31, 2000 and 1999 would not be meaningful. The increased revenues and expenses for the year ended December 31, 2000 over the period September 1, 1999 to December 31, 1999 are primarily due to a full year of operations in 2000 of the 1999 acquisitions and the two hotels acquired in 2000 from their acquisition dates.

Revenues All of the company's lease revenue is derived from the Percentage Leases covering the hotels in operation with the lessee. Revenues increased to $16,202,929 in 2000 from $2,687,117, due to the above factors.

The  company's  other  income  consists  of  interest  income  earned  from  the investments
                                       19

APPLE SUITES ANNUAL REPORT 2000
of its cash and cash reserves and interest earned from the promissory notes with the lessee for franchise fees, hotel supplies, and working capital. Interest income earned on cash and cash reserves was $270,211 in 2000 and $158,171 in 1999. Interest earned on the various notes was $125,460 in 2000 and $10,915 in 1999.

Expenses The expenses of the company consist of property taxes, insurance, general and administrative expenses, interest on notes payable, and depreciation on the hotels. Total expenses, exclusive of interest and depreciation, for the years ended December 31, 2000 and 1999 were $3,131,745 and $580,399 or 19% and 22%, respectively, of total revenue. The decrease in expenses, as a percentage of total revenue, is attributable to economies of scale realized and start-up costs incurred in 1999.

Interest expense was $6,611,716 and $1,245,044 for the years ended December 31, 2000 and 1999, respectively. Interest in 1999 related to short-term notes with Hilton at an interest rate of 8.5%. Interest in 2000 represented interest on short-term notes with Hilton, a $50 million refinancing of short-term notes (see Notes Payable below), a $10 million gap loan, and the amortization of deferred financing costs. During 2000, the weighted-average interest rate on notes payable was 8.8%, including the impact of amortization of deferred financing costs.

Depreciation expense was $2,990,381 and $496,209 for the years ended December 31, 2000 and 1999, respectively. The increase in depreciation expense for 2000 is attributable to an increase in investment in hotels and the additional time period covered.

Taxes, insurance, and other were $2,018,747 and $426,592 for the years ended December 31, 2000 and 1999, or 12% and 16%, respectively, of total revenue. The decrease in the percentage of total revenue in 2000 is attributable to seasonality of revenues during the period September 1, 1999 to December 31, 1999 compared to the year ended December 31, 2000.

General and administrative expense totaled 6% of total revenues in 2000 and 1999. These expenses represent the administrative expenses of the company. This percentage is expected to decrease as the company's asset base grows.

Apple Suites Management, Inc. (The Lessee)

The lessee incurred an operating loss for the periods ending December 31, 2000 and 1999 of $329,086 and $141,104 primarily due to the timing of the hotel acquisitions in 2000 and the seasonality of the hotel industry which affected the 1999 results. The 2000 hotel acquisitions occurred later than expected;
thus, the full benefits of the economies of scale were not realized. Historically, the hotel industry has seasonal variations in occupancy that can be expected to cause quarterly fluctuations in the company's lease revenues, particularly in the fourth quarter.

The results of the lessee's operations for the year ended December 31, 2000 include the results of operations from the 11 hotel acquisitions in 1999 and the two hotels acquired in 2000 since their respective acquisition dates. As operations commenced September 1, 1999, an overall comparison of the years ended December 31, 2000 and 1999 would not meaningful. The increased revenues and expenses for the year ended December 31, 2000 over the year ended December 31, 1999 are primarily due to a full year of operations in 2000 of the 1999 acquisitions and the two hotels acquired in 2000 from their acquisition dates.

Revenues The principal source of revenues is suite revenue. Suite revenue increased to $35,260,255 in 2000 from $5,335,925 in 1999. Total revenues increased to $37,225,833 from $5,671,075 for the years ended December 31, 2000 and 1999, respectively, due to the factors above.

For the year ended December 31, 2000 and for the period September 1, 1999 to December 31, 1999 the average occupancy rate was 76% and 71%, average daily rate
(ADR) was $94 and $83, and revenue per available suite (RevPAS) was $71 and $59, respectively. The increase in these performance measures is due to growth in revenues and to seasonality attributed to only four months of operation in 1999.

Expenses Total expenses for the years ended December 31, 2000 and 1999 were $37,554,919 and $5,812,179. Rent expense represented $15,807,257 for 2000 or 42%
of total revenues and $2,518,031 for 1999 or 44% of total revenue. The decrease in the percentage of operating expenses to revenues is due to seasonality attributed to only four months of operations in 1999. The lessee contracts with Promus to manage the day-to-day operations of the hotels. The lessee pays Promus fees of 4% of total revenue for these functions. The lessee also pays Promus a fee of 4% of suite revenue for franchise licenses to operate as a Homewood Suites(R) by Hilton hotel and to participate in its reservation system. Total expense for these services was $4,203,049 in 2000 and $653,010 in 1999.

LIQUIDITY AND CAPITAL RESOURCES

Equity There was a significant change in the company's liquidity during the year ended December 31, 2000, as the company continued to grow. During 2000, the company sold 5,236,934 shares of its common stock to its investors (including 196,194 common shares sold through distribution reinvestment), bringing the total number of shares outstanding to 8,666,348. The gross proceeds from the shares sold since the start of its "best efforts" offering in 1999, were $84,996,699, which netted $75,223,218 to the company after the payment of selling commissions and other offering costs.

During 2000, the company acquired two hotels using proceeds from the company's ongoing "best efforts" offering and executing short-term borrowings. The company acquired two hotels with 235 suites for an aggregate purchase price of $30,374,000 during 2000. In conjunction with these acquisitions, the company executed notes in the aggregate amount of $22,780,500, $7,780,500 of which remained outstanding at December 31, 2000. During January and February 2001, the company paid Hilton the remaining balance on the loan from net equity proceeds.

To support the lessee's obligations, the lessee has two funding commitments of $1 million each from Mr. Knight and ASRG, respectively (together "Payor"). The funding commitments are contractual obligations of the Payor to pay funds to the lessee. Funds paid to the lessee under the commitments are to be used to satisfy any capitalization or net worth requirements applicable to the lessee or the lessee's payment obligations under the lease agreements, do not represent indebtedness, and are not subject to interest. The funding commitments terminate upon the expiration of the

APPLE SUITES ANNUAL REPORT 2000

Master Hotel Lease agreements, written agreement between the Payor and the lessee, transfer of ownership, or payment of all commitment amounts by the Payor to the lessee. As of December 31, 2000, no contributions have been made by the Payor to the lessee under the funding commitments. Per the terms of the company's acquisition of the lessee, effective January 1, 2001, these funding commitments will be cancelled.

Notes payable On September 8, 2000, the company refinanced much of its short-term debt with loans from a commercial bank in the amount of $60 million. The debt was made up of two notes: one $50 million long-term secured note and one $10 million gap loan. The proceeds were used to repay the remaining balance on the four promissory notes, totaling $56,569,500, the company executed in 1999 when acquiring 11 of the hotels. The $50 million secured loan has a term of 10 years, bears a fixed interest rate of 9% per annum, and is secured by 11 of our hotels. Prepayment penalties apply for early retirement. Repayment will be made in monthly principal and interest installments over the next 10 years. At December 31, 2000, the outstanding balance was $49,890,366. The $10 million loan was repaid on October 25, 2000, with proceeds from the company's equity offering. The loan bore an interest rate of 8.6% per annum.

In conjunction with the purchase of 13 hotels, notes were executed by the company payable to the order of Hilton in the amount of $91,350,000 (two notes totaling $22,780,500 in 2000 and four notes totaling $68,569,500 in 1999). Notes payable totaling $68,569,500 were repaid with proceeds from the offering and the long-term loan described above. As of December 31, 2000, the company had repaid an $11,616,750 note which was executed in 2000 with proceeds from the offering. The remaining note, secured by our property in Boulder, Colorado, totaled $7,780,500 and bore a fixed interest rate of 8.5%. During January and February 2001, the company paid Hilton the remaining balance on the note from net equity proceeds.

Cash and cash equivalents Cash and cash equivalents totaled $2,653,058 at December 31, 2000.

Capital requirements The company has an ongoing capital commitment to fund its capital improvements. The company through the lessee is required under its management agreements with Promus to make available to the lessee for the repair, replacement, or refurbishing of furniture, fixtures, and equipment an amount up to 5% of suite revenue monthly on a cumulative basis, provided that such amount may be used for capital expenditures made by the company with respect to the hotels. The company expects that this amount will be adequate to fund the required repair, replacement, and refurbishments to maintain its hotels in a competitive condition.

At December 31, 2000, $504,413 was held by Hilton for these capital improvement reserves. In addition, in accordance with the franchise agreements, $263,686 was held for Property Improvement Plans with a financial institution and treated as restricted cash. We capitalized improvements of $2,483,503 in 2000. The company had substantially completed renovations at five hotels required under the Property Improvement Plan and had one hotel undergoing renovations at December 31, 2000. The company plans to spend an additional $2 million on the existing hotels in 2001.

The company plans to have monthly equity closings in 2001, until the offering is fully funded, or until such time as the company may opt to discontinue the offering. During January and February 2001, the company closed the sale to investors of 1,595,019 shares at $10 per share (including 84,365 common shares sold through distribution reinvestment) representing net proceeds to the company of $14,355,175. It is anticipated that the equity funds raised in 2001 will be invested in additional hotels and will be used to make principal payments on the notes incurred in conjunction with the existing acquisitions.

Capital resources are expected to grow with the future sale of its shares. Approximately 43% of the 2000 common stock dividend distribution, or $1,765,741, was reinvested in additional common shares. In general, the company's liquidity and capital resources are believed to be more than adequate to meet its cash requirements during 2001, given the ongoing offering, cash flows from rental revenue, debt service requirements, and the acquisition of the lessee.

The company is operated as, and will annually elect to be taxed as, a real estate investment trust under the Internal Revenue Code. As a result, the company has no provision for taxes, and thus there is no effect on the company's liquidity from taxes.

Inflation Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operator's ability to raise room rates.

Seasonality The hotel industry historically has been seasonal in nature, reflecting higher occupancy rates primarily during the first three quarters of the year. Seasonal variations in occupancy at the company's hotels may cause quarterly fluctuations in the company's lease revenues, particularly during the fourth quarter, to the extent that it receives percentage rent. To the extent the cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in lease revenue, the company expects to utilize cash on hand or funds from equity raised through its "best efforts" offering to make distributions.

Recent Accounting Pronouncements Financial Accounting Standards Board Statement No. 138, "Accounting for Derivative Instruments and Hedging Activities" (Statement 138) became effective January 1, 2001. The company currently does not have any derivatives subject to this Statement.

Market Risk Disclosures At December 31, 2000, the company had an outstanding balance of $7,780,500 of short-term borrowings at a fixed interest rate of 8.5%. During January and February 2001, the company paid Hilton the remaining balance on the note from net equity proceeds.

In addition, in 2000, the company secured 11 properties with $50 million of debt with a fixed interest rate of 9%. If market interest rates for fixed-rate debt were 100 basis points higher at December 31, 2000, the fair value of fixed-rate debt would have decreased from $50 million to $47.5 million. If market interest rates for fixed-rate debt were 100 basis points lower at December 31, 2000, the fair value of fixed-rate debt would have increased from $50 million to $53.8 million.

APPLE SUITES ANNUAL REPORT 2000

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
Apple Suites, Inc.

We have audited the accompanying consolidated balance sheets of Apple Suites, Inc. (the "company") as of December 31, 2000 and December 31, 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2000 and for the period from March 26, 1999 through December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple Suites, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for the year ended December 31, 2000 and for the period March 26, 1999 through December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Richmond, Virginia

February 16, 2001

APPLE SUITES ANNUAL REPORT 2000

CONSOLIDATED BALANCE SHEETS

December 31,                                                                                         2000            1999
- ----------------------------------------------------------------------------------------------------------------------------
ASSETS
Investment in hotels--net of accumulated depreciation of $3,486,590 and $496,209           $  124,576,257    $ 93,719,632
Cash and cash equivalents                                                                       2,653,058         581,344
Restricted cash                                                                                   263,686       1,023,721
Rent receivable from Apple Suites Management, Inc.                                              1,872,832       2,123,136
Notes and other receivables from Apple Suites Management, Inc.                                  1,774,684         717,019
Capital improvement reserve                                                                       504,413         753,927
Prepaid expenses                                                                                  256,773         270,229
Deferred financing costs, net                                                                   1,265,107              --
Other assets                                                                                      907,038         300,000
                                                                                            -------------   -------------
Total Assets                                                                                $ 134,073,848    $ 99,489,008
                                                                                            =============   =============

LIABILITIES and SHAREHOLDERS' EQUITY

Liabilities
Notes payable--secured                                                                      $  57,670,866    $ 68,569,500
Interest payable                                                                                   19,988         466,140
Accounts payable                                                                                  118,576          65,214
Accrued expenses                                                                                1,451,796         868,668
Accounts payable--affiliates                                                                           --         708,751
Distributions payable                                                                           1,848,000         712,735
                                                                                            -------------   -------------
Total Liabilities                                                                           $  61,109,226    $ 71,391,008

Shareholders' Equity
Preferred stock, 15,000,000 authorized shares; none issued or outstanding                              --              --
Common stock, no par value, authorized 200,000,000 shares; issued and
outstanding 8,666,348 shares and 3,429,414, respectively                                       75,223,218      28,591,260
Class B convertible stock, no par value, authorized 240,000 shares; issued
and outstanding 240,000 shares                                                                     24,000          24,000
Distributions greater than net income                                                          (2,282,596)       (517,260)
                                                                                            -------------   -------------
Total Shareholders' Equity                                                                  $  72,964,622    $ 28,098,000
                                                                                            -------------   -------------
Total Liabilities and Shareholders' Equity                                                  $ 134,073,848    $ 99,489,008
                                                                                            =============   =============

See accompanying notes to consolidated financial statements

APPLE SUITES ANNUAL REPORT 2000

CONSOLIDATED STATEMENT OF OPERATIONS

                                                       Year ended               March 26, 1999 through
                                                    December 31, 2000             December 31, 1999 (a)
- ---------------------------------------------------------------------------------------------------------
Revenues:
Lease revenue                                         $15,807,258                  $2,518,031
Interest income and other revenue                         395,671                     169,086
Expenses:
Taxes, insurance, and other                             2,018,747                     426,592
General and administrative                              1,048,212                     153,807
Depreciation of real estate                             2,990,381                     496,209
Ground lease                                               64,786                          --
Interest                                                6,611,716                   1,245,044
                                                      -----------                  ----------
Total expenses                                         12,733,842                   2,321,652
                                                      -----------                  ----------
Net income                                            $ 3,469,087                  $  365,465
                                                      -----------                  ----------
Basic and diluted earnings per common share           $       .66                  $      .14
                                                      ===========                  ==========
Distributions per common share                        $      1.02                  $      .33
                                                      ===========                  ==========

(a)  The company was initially capitalized on March 26, 1999; however, operations did not commence until September 1, 1999.


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                                                                 Common Stock            Convertible Class B Stock
                                                                    ---------------------------------------------------------------
                                                                    Number of Shares        Amount  Number of Shares        Amount
                                                                    ---------------------------------------------------------------
Balance at March 26, 1999                                                     10     $        100              --               --
Issuance of Convertible Class B Stock                                         --               --         240,000      $    24,000
Net proceeds from the sale of common shares                            3,420,110       28,507,514              --               --
Net income                                                                    --               --              --               --
Cash distributions declared to shareholders ($.33 per share)                  --               --              --               --
Common shares issued through reinvestment of distributions                 9,294           83,646              --               --
                                                                    ---------------------------------------------------------------
Balance at December 31, 1999                                           3,429,414       28,591,260         240,000           24,000
Net proceeds from the sale of common shares                            5,040,740       44,866,217              --               --
Net income                                                                    --               --              --               --
Cash distributions declared to shareholders ($1.02  per share)                --               --              --               --
Common shares issued through reinvestment of distributions               196,194        1,765,741              --               --
                                                                    ---------------------------------------------------------------
Balance at December 31, 2000                                           8,666,348     $ 75,223,218         240,000       $   24,000
                                                                    ===============================================================



                                                                   Distributions Total      Shareholders'
                                                                Greater than Net Income       Equity
                                                               --------------------------------------------
Balance at March 26, 1999                                                     --         $         100
Issuance of Convertible Class B Stock                                         --                24,000
Net proceeds from the sale of common shares                                   --            28,507,514
Net income                                                          $    365,465               365,465
Cash distributions declared to shareholders ($.33 per share)            (882,725)             (882,725)
Common shares issued through reinvestment of distributions                    --                83,646
                                                               --------------------------------------------
Balance at December 31, 1999                                            (517,260)           28,098,000
Net proceeds from the sale of common shares                                   --            44,866,217
Net income                                                             3,469,087             3,469,087
Cash distributions declared to shareholders ($1.02  per share)        (5,234,423)           (5,234,423)
Common shares issued through reinvestment of distributions                    --             1,765,741
                                                               ---------------------------------------------
Balance at December 31, 2000                                        $ (2,282,596)        $  72,964,622
                                                               =============================================

See accompanying notes to consolidated financial statements.

APPLE SUITES ANNUAL REPORT 2000

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                        Year ended            March 26, 1999 through
                                                                                     December 31, 2000        December 31, 1999 (a)
- ------------------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Net income                                                                             $  3,469,087               $    365,465
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of real estate owned                                                         2,990,381                    496,209
Amortization of deferred financing costs                                                    124,233                         --
Changes in operating assets and liabilities:
        Prepaid expenses                                                                     13,456                   (270,229)
        Rent and notes receivable from Apple Suites Management, Inc.                       (777,054)                (2,152,203)
        Other assets                                                                        210,464                         --
        Accounts payable                                                                     53,362                     65,214
        Accounts payable-affiliates                                                        (708,751)                   708,751
        Accrued expenses                                                                    583,128                    868,668
        Interest payable                                                                   (446,152)                   466,140
                                                                                       ------------               ------------
                        Net cash provided by operating activities                         5,512,154                    548,015
Cash flow from investing activities:
Cash paid for acquisitions of hotels                                                     (8,712,253)               (26,045,300)
Net (increase) decrease in cash restricted for Property Improvement Plan and
        capital improvement reserve held with third party                                 1,009,549                 (1,604,363)
Capital improvements                                                                     (2,483,503)                  (464,026)
Deposit for acquisition of Apple Suites Management, Inc.                                   (900,000)                        --
Payments received on notes receivable                                                        98,943                      1,748
Earnest deposit money for pending acquisitions                                                   --                   (300,000)
                        Net cash used in investing activities                           (10,987,264)               (28,411,941)
Cash flow from financing activities:
Repayment of secured notes payable                                                      (83,679,134)                        --
Repayment of unsecured notes payable                                                    (10,000,000)                        --
Proceeds from secured notes payable                                                      50,000,000                         --
Proceeds from unsecured notes payable                                                    10,000,000                         --
Net proceeds from issuance of common stock                                               46,631,958                 28,591,160
Payment from officer-shareholder for Convertible Class B stock                                   --                     24,000
                                                                                       ------------               ------------
Cash distributions paid to shareholders                                                  (4,099,158)                  (169,990)
Cash payments for financing costs                                                        (1,306,842)                        --
                                                                                       ------------               ------------
                        Net cash provided by financing activities                         7,546,824                 28,445,170
                        Increase in cash and cash equivalents                             2,071,714                    581,244
Cash and cash equivalents, beginning of period                                              581,344                        100
Cash and cash equivalents, end of period                                               $  2,653,058               $    581,344

Supplemental Cash Flow Information                                                     ------------               ------------
Interest paid                                                                          $  6,933,634               $    550,147
                                                                                       ============               ============
Non-cash transactions:
        Notes payable-secured issued to seller in connection with hotel acquisitions   $ 22,780,500               $ 68,569,500

(a)  The company was initially capitalized on March 26, 1999; however, operations did not commence until September 1, 1999

See accompanying notes to consolidated financial statements.

APPLE SUITES ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  GENERAL INFORMATION AND SUMMARY OF
        SIGNIFICANT ACCOUNTING POLICIES

Organization

Apple Suites, Inc., together with its subsidiaries (the "company"), is a Virginia corporation formed in March of 1999, which commenced operations as a hotel real estate investment trust on September 1, 1999, the effective date of its first four hotel acquisitions. The accompanying consolidated financial statements include the accounts of the company along with its subsidiaries. All significant intercompany transactions and balances have been eliminated.

The company operates in one defined business segment consisting of upscale extended-stay hotels. The hotels are located throughout the United States and operate as Homewood Suites(R) by Hilton. The company leased to Apple Suites Management, Inc. or its subsidiary (the "lessee") all of its hotels acquired during 1999 and 2000.

During 2000, the lessee was wholly owned by Glade M. Knight, Chairman and Chief Executive Officer of the company.

The lessee hired Promus Hotels, Inc. ("Promus"), a wholly owned subsidiary of Hilton Hotels Corporation ("Hilton") to manage the company's hotels under the terms of a management agreement between Promus and the lessee.

Relationship with Lessee

The company must rely on the lessee to generate sufficient cash flow from the operation of the hotels to enable the lessee to meet its rent obligation to the company under the master hotel lease agreements ("Percentage Leases"). At
December 31, 2000, the lessee's rent payable to the company amounted to $1,872,832. The original terms under the Percentage Leases allow monthly base rent to be paid in arrears and quarterly percentage rent to be paid 45 days following the quarter-end.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximates their carrying value.

Restricted Cash

Restricted cash consists of cash restricted for property improvements under the franchise-required Property Improvement Plans.

Deferred Financing Costs

Deferred financing costs include fees and other costs incurred to obtain debt financing and are amortized on a straight-line basis, over the term of the related debt which is not materially different than the effective interest method.

Investment in Hotels

The hotels are stated at cost, net of depreciation, which includes real estate brokerage commissions paid to Apple Suites Realty Group, Inc., a related party (see Note 6). Repair and maintenance costs are expensed as incurred while significant improvements, renovations, and replacements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which are 39 years for buildings and major improvements and five to seven years for furniture and equipment.

The carrying values of each hotel are evaluated periodically to determine if circumstances exist indicating an impairment in the carrying value of the investment in the hotel. Adjustments are made based on fair value of the underlying property if impairment is indicated. No impairment losses have been recorded to date.

Revenue Recognition

Lease revenue is reported as income over the lease term as it becomes due from the lessee according to the provisions of the Percentage Lease agreements. At December 31, 2000, the lessee is in compliance with its rental obligations under the Percentage Leases.

Stock Incentive Plans

The company elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. As discussed in Note 5, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", ("FASB 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Earnings Per Common Share

Basic earnings per common share is computed based upon the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. Class B Convertible Shares are not included in earnings per common share calculations until such time as it becomes probable that such shares can be converted to common shares (see Note 4).

Federal Income Taxes

The company is operated as, and will annually elect to be taxed as, a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, a real estate investment trust which complies with the provisions of the Code and distributes at least 95% of its taxable income to its shareholders does not pay federal income taxes on its distributed income. Accordingly, no provision has been made for federal income taxes.

APPLE SUITES ANNUAL REPORT 2000

For federal income tax purposes, distributions paid to shareholders consist of ordinary income and return of capital or a combination thereof. Distributions declared per share were $1.02 and $.33 for the period ended December 31, 2000 and 1999. In 2000, of the total distribution, 70% was taxable as ordinary income, and 30% was a non-taxable return of capital. In 1999, 68% was taxable as ordinary income, and 32% was a non-taxable return of capital.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Comprehensive Income

The company does not currently have any items of comprehensive income requiring separate reporting and disclosure.

NOTE 2  INVESTMENT IN HOTELS

At December 31, 2000, the company owned the following Homewood Suites(R) by Hilton hotels:

  Description                Initial Acquisition Cost  Carrying Value*  Accumulated Depreciation  Encumbrances     Date Acquired
- ------------------------------------------------------------------------------------------------------------------------------------
Dallas/Addison, Texas                $  9,500,000       $ 10,225,348      $      323,866      $    5,487,941        September 1999
Dallas/Las Colinas, Texas              11,200,000         12,054,245             370,875           5,687,502        September 1999
Dallas/Plano, Texas                     5,400,000          5,592,514             209,173           2,494,518        September 1999
Richmond, Virginia                      9,400,000          9,812,228             354,695           5,487,939        September 1999
Atlanta/Cumberland, Georgia             9,800,000         10,539,382             320,253           4,989,037        October 1999
Baltimore, Maryland                    16,348,000         16,902,491             497,416           8,980,266        November 1999
Clearwater, Florida                    10,416,000         10,696,765             267,083           5,986,844        November 1999
Detroit, Michigan                       4,330,000          4,796,694             156,991           2,494,518        November 1999
Atlanta/Peachtree, Georgia              4,033,000          4,443,872             135,776           2,793,861        November 1999
Salt Lake City, Utah                    5,153,000          5,375,474             176,535           2,494,518        November 1999
Jackson, Mississippi                    5,846,000          6,045,039             175,183           2,993,422        December 1999
Malvern/Philadelphia, Pennsylvania     15,489,000         16,130,537             304,117                  --        May 2000
Boulder, Colorado                      14,885,000         15,448,258             194,627           7,780,500        June 2000
- ------------------------------------------------------------------------------------------------------------------------------------
                                    $ 121,800,000       $128,062,847    $      3,486,590     $    57,670,866
====================================================================================================================================
*  Includes real estate commissions (see Note 6), closing costs, and improvements capitalized since the date of acquisition.

Investment in hotels at December 31, 2000 and 1999, consisted of the following:

                                                2000            1999
- --------------------------------------------------------------------------------
Land                                       $  18,374,917    $ 15,683,084
Building and improvements                    101,314,421      77,165,860
Furniture and equipment                        8,373,509       1,366,897
                                           -------------------------------------
                                             128,062,847      94,215,841
Less accumulated depreciation                 (3,486,590)       (496,209)
                                           -------------------------------------
Investments in hotels, net                 $ 124,576,257    $ 93,719,632
                                           =====================================

In conjunction with one of the acquisitions made in 2000, the company leased land from a third party under an operating lease. The annual rent shall be adjusted by a CPI inflation factor in May 2002. It will be adjusted every five years following that date by a similarly calculated CPI factor. The future minimum lease payments under the company's land lease obligation at December 31, 2000 are as follows:

                                   2001        $       100,000
                                   2002                100,000
                                   2003                100,000
                                   2004                100,000
                                   2005                100,000
                                   Thereafter        1,435,214
                                               ---------------
                                               $     1,935,214
                                               ---------------

APPLE SUITES ANNUAL REPORT 2000

NOTE 3  NOTES PAYABLE

On September 8, 2000, the company refinanced much of its short-term debt with loans from a commercial bank in the amount of $60 million. The new debt was made up of two notes: one $50 million long-term secured note and one $10 million gap loan. The proceeds were used to repay four promissory notes the company executed in 1999 when acquiring 11 of the hotels. The $50 million loan has a term of 10 years, a fixed interest rate of 9% per annum, and is secured by 11 of our hotels. Prepayment penalties apply for early retirement. Repayment will be made in monthly principal and interest installments over the next 10 years. At December 31, 2000, the outstanding balance was $49,890,366. The remaining $10 million was repaid on October 25, 2000, with proceeds from the company's equity offering. The loan had an interest rate of 8.6% per annum.

The aggregate maturities of the $50 million secured notes payable for the five years subsequent to December 31, 2000 are as follows:


                            2001         $       500,565
                            2002                 548,201
                            2003                 600,370
                            2004                 644,604
                            2005                 718,846
                            Thereafter        46,877,780
                                         ---------------
                                         $    49,890,366
                                         ===============

In conjunction with the purchase of 13 hotels, notes were executed by the company payable to the order of Hilton in the amount of $91,350,000 (two notes totaling $22,780,500 in 2000 and four notes totaling $68,569,500 in 1999). Notes payable totaling $68,569,500 were repaid with proceeds from the offering and the long-term loan described above. As of December 31, 2000, the company had repaid an $11,616,750 note which was executed in 2000 with proceeds from the offering. The remaining note, secured by our property in Boulder, Colorado, totaled $7,780,500 and bore a fixed interest rate of 8.5%. During January and February 2001, the company paid Hilton the remaining balance on the note from net equity proceeds.

The carrying value of the notes at December 31, 2000 approximates fair value.

NOTE 4  SHAREHOLDERS' EQUITY

The company is raising equity capital through a "best-efforts" offering of shares by David Lerner Associates, Inc. (the "Managing Dealer"), which will receive selling commissions of 7.5% and a marketing expense allowance of 2.5% based on proceeds of the shares sold. The company received gross proceeds of $52,369,223 and $32,627,476 from the sale of 5,236,934 and 3,429,414 shares, including shares sold through the reinvestment of distributions for the year ended December 31, 2000 and the period September 1, 1999 to December 31, 1999, respectively. The net proceeds of the offering, including shares issued through reinvestment of distributions, after deducting selling commissions and other offering costs were $46,631,958 in 2000 and $28,591,260 in 1999.

The company issued 240,000 Class B Convertible Shares, consisting of 202,500 shares to Mr. Knight, and a combined 37,500 Class B Convertible Shares to two other individuals. The Class B Convertible Shares were issued by the company before the initial closing of the minimum offering of $15,000,000, in exchange for payment of $.10 per Class B Convertible Share, or an aggregate of $24,000. There will be no dividend payable on the Class B Convertible Shares. On liquidation of the company, the holders of the Class B Convertible Shares will be entitled to a liquidation payment of $.10 per share before any distributions of liquidation proceeds to holders of the common shares. Holders of more than two-thirds of the Class B Convertible Shares must approve any proposed amendment to the Articles of Incorporation that would adversely affect the Class B Convertible Shares or create a new class of stock senior to, or on a parity with, the Class B Convertible Shares. The Class B Convertible Shares may not be redeemed by the company.

Each holder of outstanding Class B Convertible Shares shall have the right to convert any of such shares into common shares of the company upon and for 180 days following the occurrence of either of the following conversion events:

     (1) the sale or transfer of substantially all of the company's assets, stock or business, whether through sale, exchange, merger, consolidation, lease, share exchange or otherwise, or

     (2) the termination or expiration without renewal of the Advisory Agreement with Apple Suites Advisors, Inc., and if the company ceases to use Apple Suites Realty Group, Inc. to provide substantially all of its property acquisition and disposition services.

Upon the occurrence of either conversion event, each of the Class B Convertible Shares may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the public offering or offerings of the company's common shares made by the company's prospectus according to the following formula:

        Gross Proceeds Raised from
        Sales of Common Shares through        Number of Common Shares through
        Date of Conversion                 Conversion of Each Class B Convertible Share
       ------------------------------      --------------------------------------------
        $       50 million                                 1.0
        $       100 million                                2.0
        $       150 million                                3.5
        $       200 million                                5.3
        $       250 million                                6.7
        $       300 million                                8.0

APPLE SUITES ANNUAL REPORT 2000

No additional consideration is due upon the conversion of the Class B Convertible Shares. Upon the probable occurrence of a conversion event, the company will record expense for the difference between the market value of the company's common stock and issue price of the Class B Convertible Shares.

At December 31, 2000, none of the company's 15,000,000 authorized preferred shares were issued or outstanding.

NOTE 5  STOCK INCENTIVE PLANS

In July 1999, the Board of Directors approved a Non-Employee Directors Stock Option Plan (the "Directors Plan") whereby Directors who are not employees of the company or affiliates (see Note 6) automatically receive options to purchase stock for five years from the adoption of the plan. Under the Directors Plan, the maximum number of shares to be issued is equal to 45,000 plus 1.8% of the number of shares sold in excess of 1,666,667. This plan currently relates to the initial public offering of 30,166,667 shares; therefore the maximum number of shares to be issued under the Directors Plan currently is 558,000. The options expire 10 years from the date of grant. As of December 31, 2000, 170,994 shares had been reserved for issuance.

In July 1999, the Board of Directors approved an Incentive Stock Option Plan (the "Incentive Plan") whereby incentive awards may be granted to certain employees of the company or affiliates. Under the Incentive Plan, the maximum number of shares to be issued is equal to 35,000 plus 4.625% of the number of shares sold in excess of 1,666,667. This plan also currently relates to the initial public offering of 30,166,667 shares; therefore, the maximum number of shares that can be issued under the Incentive Plan currently is 1,353,125. As of December 31, 2000, 358,735 shares had been reserved for issuance.

Both plans generally provide, among other things, that options be granted at exercise prices not lower than the market value of the shares on the date of grant. Under the Incentive Plan, at the earliest, options become exercisable at the date of grant. The optionee has up to 10 years from the date on which the options first become exercisable during which to exercise the options. In 2000, the company granted 3,624 options to purchase shares under the Directors Plan and no options under the Incentive Plan. Activity in the company's share option plan during 2000 and 1999 is summarized in the following table:


                                                    2000                             1999
                                              Weighted-Average                 Weighted-Average
                                   Options     Exercise Price         Options   Exercise Price
- ------------------------------------------------------------------------------------------------
Outstanding, beginning of period    22,000          $  9.00              --           --
Granted                             3,624           $ 10.00          22,000        $9.00
Exercised                              --                --              --           --
Forfeited                              --                --              --           --
- ------------------------------------------------------------------------------------------------
Outstanding, end of year            25,624          $  9.14          22,000        $9.00
Exercisable at end of year          25,624          $  9.14          22,000        $9.00
- ------------------------------------------------------------------------------------------------
Weighted-average fair value of
options granted during the year                     $    .40                       $ .31
- ------------------------------------------------------------------------------------------------

Pro forma information regarding net income and earnings per share is required by FASB 123, under the fair value method described in that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000 and 1999, respectively: risk-free interest rates of 6.2 % and 5.6%; a dividend yield of 10.2% for 2000 and 10.0% for 1999; and volatility factor of the expected market price of the company's common stock of .214 for 2000 and .208 for 1999; and a weighted-average expected life of the options of 10 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

For purposes of FASB 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. As the options are exercisable within six months of the date of grant, the full impact of the pro forma adjustment to net income is disclosed below.


                                                         2000                 1999
- ----------------------------------------------------------------------------------
Net income available to common shareholders
Pro forma                                            $ 3,467,637       $  358,645
As reported                                          $ 3,469,087       $  365,465
Earnings per common share-diluted
Pro forma                                            $       .66       $      .14
As reported                                          $       .66       $      .14

NOTE 6  COMMITMENTS AND RELATED PARTIES

The REIT Modernization Act, which is effective January 1, 2001, permits REITs to establish taxable businesses to conduct certain previously disallowed business activities. On December 5, 2000, the company's Board of Directors approved the acquisition of Apple Suites Management, Inc. and its subsidiaries effective January 1, 2001. The company paid Mr. Glade M. Knight $900,000 in exchange for all of the issued and outstanding stock of Apple Suites Management, Inc. The company will record the $900,000 payment plus the fair value of net liabilities assumed of $470,190 of Apple Suites Management, Inc. as a contract termination expense in the 2001 consolidated financial statements.

The company receives rental income from the lessee under the Percentage Leases which expire in 2009 and 2010 subject to earlier termination by the company with 30 days' notice. The Leases contain two optional five-year extensions. The rent due under the Percentage Lease is the sum of base rent and percentage rent. Percentage rent is calculated by multiplying fixed percentages by total revenues with reference to specified threshold amounts. Both the base rent and the revenue thresholds used in computing percentage rents are subject to annual adjustments based on changes in the Consumer Price Index ("CPI"). The CPI adjustment for 2001 is 1.06%. The company earned rents of $15,807,258 and $2,518,031 for the periods ended December 31, 2000 and 1999, respectively.

APPLE SUITES ANNUAL REPORT 2000

The company is committed under management agreements to fund up to 5% of suite revenues per month for capital expenditures to include periodic replacement or refurbishment of furniture, fixtures, and equipment. At December 31, 2000 and 1999, $504,413 and $753,927, respectively, were held by Promus for these capital improvement reserves. In addition, in accordance with the franchise agreements, at December 31, 2000 and 1999, $263,686 and $1,023,721, respectively, were held for the Property Improvement Plan with a financial institution and treated as restricted cash.

During 2000 and 1999, the company loaned the lessee $673,650 for franchise fees, $145,300 for hotel supplies, and $1,040,000 for working capital for the 13 hotels. The debt agreements are evidenced by promissory notes bearing interest at a rate of 9% per annum. Principal and interest payments are due monthly. The promissory notes have various maturity dates through July 2010.

The company has contracted with Apple Suites Realty Group, Inc. (ASRG) to acquire and dispose of real estate assets for the company. In accordance with the contract, ASRG is to be paid a fee of 2% of the purchase price of any acquisitions or sale price of any dispositions of real estate investments, subject to certain conditions. During 2000 and 1999, ASRG earned $607,480 and $1,828,520, respectively, under the agreement.

The company has contracted with Apple Suites Advisors, Inc. (ASA) to advise and provide day-to-day management services to the company. In accordance with the contract, the company will pay ASA a fee equal to .1% to .25% of total equity contributions received by the company in addition to certain reimbursable expenses. During 2000 and 1999, ASA earned $134,579 and $23,574, respectively, under this agreement.

The lessee, ASRG, and ASA are 100% owned by Mr. Knight. ASRG and ASA may purchase in the "best efforts" offering up to 2.5% of the total number of shares of the company sold in the "best efforts" offering.

Mr. Knight also serves as the Chairman and Chief Executive Officer of Cornerstone Realty Income Trust, Inc., an apartment REIT. During 2000, Cornerstone Realty Income Trust, Inc. provided the company with services and rental space and was paid approximately $292,000.

NOTE 7  WARRANTS

The company has agreed to sell to the Managing Dealer for an aggregate of $100, warrants (the "Warrants") to purchase 10% of the shares sold in this offering, up to 3,000,000 common shares, at an exercise price of $16.50 per common share (165% of the public offering price per common share). The Warrants may not be sold, transferred, assigned, or hypothecated for one year from the date of issuance, except to the officers and employees of the Managing Dealer and are exercisable at any time and from time to time, in whole or in part, during the five-year period commencing on the date of the final closing after the termination of the offering (the "Warrant Exercise Term"). At the company's expense, the company may be required to register the Warrants under the Securities Act during the Warrant Exercise Term.

NOTE 8  EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:


                                                                        2000                     1999
- ------------------------------------------------------------------------------------------------------
Numerator:
        Net income and numerator for
        basic and diluted earnings                                $3,469,087               $  365,465
Denominator:
        Denominator for basic earnings
        per share-weighted-average shares                          5,274,633                2,648,196
Effect of dilutive securities:
        Stock options                                                  2,200                    2,200
Denominator for diluted earnings
        per share-adjusted weighted-average
        shares and assumed conversions                             5,276,833                2,650,396
        Basic and diluted earnings per common share               $      .66               $      .14

NOTE 9  LESSEE

All of the company's lease revenue is derived from the Percentage Leases with the lessee. Certain information related to the lessee's financial statements as of December 31, 2000 and 1999, for the year ended December 31, 2000 and for the period

September 1 through December 31, 1999 is as follows:

                                                                   2000           1999
- ------------------------------------------------------------------------------------------
Balance Sheet Information:
        Cash and cash equivalents                            $  2,793,106    $ 2,395,000
        Total assets                                            4,802,537      3,826,155
        Due to Apple Suites, Inc.                               1,872,832      2,123,136
        Shareholders' deficit                                    (470,190)      (141,104)
- ------------------------------------------------------------------------------------------
Statement of Operations Information:
        Total revenue                                        $ 37,225,833    $ 5,671,075
        Rent expense-Apple Suites, Inc.                        15,807,257      2,518,031
        Total expenses                                         37,554,919      5,812,179
        Net loss                                                 (329,086)      (141,104)

At December 31, 2000, the company owned 13 hotels  operating as Homewood  Suites
(R) by Hilton. The hotels operate pursuant to franchise license agreements which require the payment of fees based on a percentage of suite revenue. These fees are paid by the lessee.

The lessee engages Promus as a third-party manager to operate the hotels leased by it and pays the manager a 4% management fee based on a percentage of total adjusted gross revenue. During the first two years of the management agreement, a portion of the management fee equal to 1% of adjusted gross revenues is subordinated to the lessee's receipt of a return equal to 11% of the purchase price plus improvements of each hotel. The lessee pays the manager a franchise fee and a marketing fee, equal to 4% of gross suite revenues, respectively.

APPLE SUITES ANNUAL REPORT 2000

NOTE 10 QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of quarterly results of operations for the years ended December 31, 2000 and 1999:

                                                                     2000          First Quarter    Second Quarter   Fourth Quarter
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                       $  3,454,685        $  3,934,735       $4,662,836       $4,150,673
Net income                                                          506,063             689,696        1,359,123          914,205
Basic and diluted earnings per common share                             .14                 .16              .25              .12
Distributions per share                                                  --                 .25              .26              .51

1999*
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                 --                 --        $ 481,676        $2,205,441
Net income                                                               --                 --           38,708           326,757
Basic and diluted earnings per common share                              --                 --              .02               .12
Distributions per share                                                  --                 --               --               .33

* Operations commenced On September 1, 1999.

NOTE 11 PRO FORMA INFORMATION (UNAUDITED)

The following unaudited pro forma information for the period ended December 31, 2000 and 1999 is presented as if the acquisition of the 13 hotels occurred on January 1 of each year presented. The pro forma information does not purport to represent what the company's results of operations would actually have been if such transaction, in fact, had occurred as of the beginning of the year, nor does it purport to represent the results of operations for future periods.

Year ended                                         2000            1999
- --------------------------------------------------------------------------------
Lease revenue                                  $17,456,032      $16,684,123
Net income                                     $ 4,249,523      $ 3,355,422
Basic and diluted earnings per common share    $       .73      $       .77
- --------------------------------------------------------------------------------

The pro forma information reflects adjustments for actual lease revenue and expenses of the 13 hotels acquired in 2000 and 1999 for the respective periods in 2000 and 1999 prior to acquisition by the company. Net income has been adjusted as follows: (1) depreciation has been adjusted based on the company's basis in the hotels; (2) advisory expenses have been adjusted based on the company's contractual arrangements; (3) interest expense has been adjusted to reflect the acquisition as of January 1, 1999; and (4) common stock raised during 1999 to purchase these hotels has been adjusted to reflect issuance as of January 1 of each year.

NOTE 12 SUBSEQUENT EVENTS

During  January and February  2001,  the company closed the sale to investors of
1,595,019 shares at $10 per share (including 84,365 common shares through distribution reinvestment) representing net proceeds to the company of $14,355,175. The proceeds were used to pay off the remaining $7,780,500 balance of a short-term note with Hilton.