Form 10-K405, Exhibit 13
period 2001-12-31
APPLE SUITES INC
filed 2002-04-01
CIK 1084681

                                                                      Exhibit 13
Selected Financial Data


                                                                                           March 26,
                                                                                                1999
                                                       Year ended       Year ended           through
                                                         December         December          December
                                                         31, 2001         31, 2000      31, 1999 (b)
----------------------------------------------------------------------------------------------------
REVENUES:
Suite revenue                                       $  43,338,533    $          --    $          --
Lease revenue                                                  --       15,807,258        2,518,031
Interest income and other revenue                       2,523,462          395,671          169,086
Total revenue                                       $  45,861,995    $  16,202,929    $   2,687,117

EXPENSES:
Hotel expenses                                      $  26,588,906    $          --    $          --
Taxes, insurance and other                              2,297,935        2,083,533          426,592
General and administrative                                894,121        1,048,212          153,807
Depreciation of real estate owned                       4,787,486        2,990,381          496,209
Interest                                                5,849,378        6,611,716        1,245,044
Management termination fees                             1,413,520               --               --
                                                    -------------    -------------    -------------
Total expenses                                         41,831,346       12,733,842        2,321,652
                                                    -------------    -------------    -------------
Net income                                          $   4,030,649    $   3,469,087    $     365,465
----------------------------------------------------------------------------------------------------

PER SHARE
Earnings per share--basic and diluted               $        0.34    $        0.66    $        0.14
Distributions paid to common shareholders           $        1.03    $        1.02    $        0.33
Weighted-average common shares outstanding--basic      11,907,721        5,274,633        2,648,196
----------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
Cash and cash equivalents                           $   8,331,891    $   2,653,058    $     581,344
Investment in hotels, net                           $ 170,437,222    $ 124,576,257    $  93,719,632
Total assets                                        $ 185,177,085    $ 134,073,848    $  99,489,008
Notes payable--secured                              $  77,041,296    $  57,670,866    $  68,569,500
Shareholders' equity                                $ 103,999,875    $  72,964,622    $  28,098,000

OTHER DATA
Cash flow from:
  Operating activities                              $   9,118,279    $   5,512,154    $     548,015
  Investing activities                              $ (31,211,032)   $ (10,987,264)   $ (28,411,941)
  Financing activities                              $  27,771,586    $   7,546,824    $  28,445,170
  Number of hotels owned at end of period                      17               13               11
----------------------------------------------------------------------------------------------------

FUNDS FROM OPERATIONS CALCULATION
Net income                                          $   4,030,649    $   3,469,087    $     365,465
  Depreciation of real estate owned                     4,787,486        2,990,381          496,209
  Start-up costs                                               --               --           22,002
  Management termination fees                           1,413,520               --               --
                                                    -------------    -------------    -------------
Funds from operations (a)                           $  10,231,655    $   6,459,468    $     883,676
FFO per share                                       $        0.86    $        1.22    $        0.33
----------------------------------------------------------------------------------------------------


(a) Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles--GAAP) excluding gains and losses from sales of depreciable property, plus depreciation, amortization and management termination fees. The company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the company's activities in accordance with GAAP. FFO is not necessarily indicative of cash available to fund cash needs.

(b) The company was initially capitalized on March 26, 1999; however, operations did not commence until September 1, 1999.

page fifteen

Management's Discussion and Analysis of
Financial Condition and Results of Operations


This annual report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include: the availability and terms of financing; changes in national, regional and local economies and business conditions; competitors within the extended-stay hotel industry; the ability of the company to implement its acquisition strategy and operating strategy and to manage planned growth; the ability to repay or refinance debt as it becomes due; and the possibility that the acquisition of Apple Suites Management, Inc. will not have the effects anticipated by the company. Although the company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate; therefore, there can be no assurance that such statements included in this annual report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the company or any other person that the results or conditions described in such statements or the objectives and plans of the company will be achieved.

GENERAL

Apple Suites, Inc., together with its subsidiaries (the "company"), owns upscale extended-stay hotels. During 2001, the company acquired four hotels with 469 suites, bringing the total number of hotels in the portfolio to 17 and the total number of suites to 1,922. The four hotels acquired in 2001 were purchased for an aggregate price of $47,550,000 ($16,500,000 was financed with two short-term notes bearing a fixed interest rate of 8.5%).

The REIT Modernization Act, effective January 1, 2001, permits REIT's to establish taxable businesses to conduct certain previously disallowed business activities. The Act also reduces the REIT distribution requirement from 95% to 90% of its taxable income.

Effective January 1, 2001, the company acquired Apple Suites Management, Inc. and its subsidiaries (the "lessee"). In 2000, the company paid Mr. Glade M. Knight, the company's president and chairman, a deposit of $900,000 in exchange for all of the issued and outstanding stock of the lessee. For financial reporting purposes, the company recorded the $900,000 of cash, plus the fair value of net liabilities assumed of $513,520, from the lessee as a management termination fee (a total of $1,413,520) in 2001, as the lessee's only business is its leases with the company. Effective January 1, 2001, all inter-company transactions, including lease revenue and rental expenses, between the company and the lessee are eliminated in consolidation.

Pursuant to the terms of master hotel lease agreements ("Percentage Leases"), the company leases to the lessee all of its hotels acquired to date. Beginning in 2001, the lessee operates as a taxable REIT subsidiary under the same percentage lease agreements in place before the management termination transaction. The company, through its lessee, holds the franchise and market reservation agreement for each of the hotels, which are operated as Homewood Suites(R) by Hilton hotels. The lessee engages a third-party manager, Promus Hotels, Inc. ("Promus"), to operate the hotels. Promus is a wholly-owned subsidiary of Hilton Hotels Corporation.

The company is externally advised and has contracted with Apple Suites Advisors, Inc. ("ASA") to manage its day-to-day operations and make investment decisions. The company has contracted with Apple Suites Realty Group, Inc. ("ASRG") to provide brokerage and acquisition services in connection with its hotel acquisitions. ASA and ASRG are both owned by Mr. Glade Knight, the company's president and chairman.

page sixteen

RECENT EVENTS The September 11, 2001 terrorist attack on the United States affected the entire United States economy and had a direct impact on the travel and hospitality industry. In the weeks immediately following the attacks, economic uncertainty, disruption in air travel, and concerns over general safety resulted in fewer travelers, and consequently, lower hotel occupancies and room rates. Revenues for our portfolio declined 21.5% during the month of September compared to the same month of the prior year. Since then, the company has seen gradual improvement. Economic recession combined with the perceived inconvenience of air travel continues to put some downward pressure on hotel rates and occupancies.

Hotel occupancy for the fourth quarter was 63%--down from 70% in the prior year but up from the September occupancy of 59%.

Given the existing economic and political circumstances, the company's portfolio of upscale extended-stay hotels has performed comparatively well. According to The 2002 US Extended-Stay Lodging Market Report issued by The Highland Group, an Atlanta-based hotel consulting, research and appraisal firm, "During a tumultuous year for the hotel industry, extended-stay hotels generally performed well. Extended-stay demand was up in 2001 over 2000, while overall hotel demand fell. Average rate for extended-stay hotels also rose in 2001, in contrast to hotel industry trends."

CRITICAL ACCOUNTING POLICIES

The following contains a discussion of what the company believes to be critical accounting policies. These items should be read in order to gain a further understanding of the principles used to prepare our consolidated financial statements. These principles include application of judgment; therefore, changes in judgments may have a significant impact on our reported results of operations and financial condition.

CAPITALIZATION POLICY The company considers expenditures to be capital in nature based on the following criteria: (1) The cost of an asset or group of similar assets must be at least $1,000, including all normal and necessary costs to place the asset in service; and (2) the useful life must be at least one year. Regarding major repairs to buildings, furniture, fixtures and equipment, the repair must be at least $1,000, and the useful life of the asset must be substantially extended. Capitalized expenditures for the years ended December 31, 2001 and 2000 totaled $1,791,844 and $2,483,503, respectively.

Most repair costs are considered routine repair and replacement costs, and are expensed as hotel operating expenses as they are incurred. For the years ended December 31, 2001 and 2000, the company incurred $2,332,731 and $1,825,513, respectively, in repair and replacement expense.

RELATED PARTY TRANSACTIONS The company has contracted with Apple Suites Realty Group, Inc. ("ASRG") to provide brokerage services for the acquisition and disposition of real estate assets. In accordance with the contract, ASRG is to be paid a fee of 2% of the purchase price of any acquisitions or sale price of any dispositions of real estate investments, subject to certain conditions. During 2001, 2000 and 1999, ASRG earned $953,000, $607,480 and $1,828,520, respectively, under the agreement.

The company has contracted with Apple Suites Advisors, Inc. ("ASA") to advise and provide day-to-day management services and due diligence services to the company. In accordance with the contract, the company will pay ASA a fee equal to .1% to .25% of total equity contributions received by the company in addition to certain reimbursable expenses. During 2001, 2000 and 1999, ASA earned $298,270, $134,579 and $23,574, respectively, under this agreement.

ASA holds a three-year contract for the monthly maintenance and support of accounting software. During 2001, the company paid an upfront fee of $70,000 for the implementation of this software and is reimbursing ASA for their portion of the monthly fee for the maintenance and support.

ASRG and ASA are 100% owned by Mr. Knight. As of December 31, 2001, ASA holds 10 shares of the company.

Mr. Knight also serves as the president and chairman of Cornerstone Realty Income Trust, Inc., an apartment REIT, and Apple Hospitality Two, Inc., a hospitality REIT formed in 2001. During 2001, Cornerstone Realty Income Trust, Inc. provided the company with services page seventeen
and rental space and was paid approximately $58,764 in return. During 2001, the company provided services and rented office space to Apple Hospitality Two, Inc. and received payment of $190,010.

The company issued 240,000 Class B convertible shares, consisting of 202,500 shares to Mr. Knight, and a combined 37,500 Class B convertible shares to two other individuals (see Note 4 for further discussion). Compensation expense related to issuance of Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares.

The issuance of the Series B convertible preferred shares to other individuals not employed by the company will be accounted for under Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation." Expense related to the issuance of the Series B shares will be determined based on fair value of the Series B shares at grant date in excess of amounts paid by these individuals. Since the number of common shares to which the Series B shares can be converted is not known at grant date, and ultimate convertibility to common shares is only allowed through a defined triggering event, the fair value of the Series B shares will be remeasured and not recorded as expense until the likely occurrence of an event triggering the con- version of the Series B convertible preferred shares to common stock.

RESULTS OF OPERATIONS
Comparison of the years ended December 31, 2001 and 2000

As discussed earlier, the company purchased Apple Suites Management, Inc. on January 1, 2001. The sole business of the lessee was with the company; therefore, for purposes of a meaningful comparison, the company has compared revenue and hotel operating expenses for the years ended December 31, 2001 with those of the lessee for the year ended December 31, 2000.

The company's operating results for the year ended December 31, 2001 include the results of operations for the entire year of the 13 hotels acquired prior to 2001, and for the periods, beginning from the hotels' respective acquisition dates, in which we owned the four hotels acquired in 2001.

REVENUES In 2001, operations of the hotels are included in the company's consolidated statement of operations. Prior to January 1, 2001, the operations of the hotels were included in the lessee's statement of operations.

In 2001, total revenues consist primarily of suite revenue. During the year ended December 31, 2001, the company had suite and other revenues from the hotel operations of $43,338,533 and $2,141,832, respectively. For the same period in 2000, the lessee had suite and other revenues of $35,260,255 and $1,942,290, respectively. The increase in revenue is primarily attributable to the addition of the four hotels acquired in 2001 and a full year's results of the two hotels acquired during 2000, offset in part by decreases in revenues from the 11 hotels which were owned throughout both 2000 and 2001. Prior to 2001, the company's lease revenue was derived from the Percentage Leases covering the hotels in operations with the lessee. The lease revenue earned by the company and the rent expense incurred by the lessee are eliminated in con- solidation in 2001.

For the years ended December 31, 2001 and 2000, the average occupancy rate was 70% and 76%, the average daily rate (ADR) was $98 and $94, and revenue per available room (RevPAR) was $69 and $71, respectively. The decrease in average occupancy is attributable both to decreases in travel resulting from the events of September 11th and weakness in the general economy. The increase in ADR reflects the continued efforts of management to increase rates and the addition of several properties with higher ADRs.

The company's interest income consists of $381,630 and $270,211 earned from the investments of its cash and cash reserves for the years ended December 31, 2001 and 2000, respectively. The increase is due to the investment of the offering proceeds pending acquisition closings in 2001, which was mitigated in part by decline in average interest rates during 2001. In 2000, interest income of $125,460 page eighteen
was earned from the promissory notes with the lessee for franchise fees and hotel supplies. The interest income to the company and the interest expense to the lessee relating to the franchise fees, hotel supplies and working capital notes are eliminated in consolidation in 2001.

COMPARABLE HOTEL RESULTS The company's comparable hotels consist of 11 Homewood Suites(R) by Hilton hotels, containing 1,218 suites, that the company has owned since January 1, 2000. Suite revenues for these hotels totaled $29,829,500 in 2001 compared to $30,545,124 in 2000, a decline of 2.3%. In 2001, average occupancy for these hotel properties was 71%, ADR was $94, and RevPAR was $67. Despite an average occupancy decrease in 2001 of 4.8% from 2000, the hotels experienced only a 2.1% decrease in RevPAR, which was offset by a 4.6% increase in ADR.

EXPENSES Hotel operating expenses include expenses incurred in conjunction with operating the hotel, with the primary function being the sale of rooms. These expenses primarily include payroll, maintenance, sales and marketing, utilities and hotel administrative expenses. Hotel operating expenses totaled $23,337,764, or 54% of suite revenue, and $18,429,432, or 52% of the lessee's suite revenue, for the years ended December 31, 2001 and 2000, respectively. The increase in expenses is primarily due to the four hotels acquired in 2001 and a full year of operations for the two properties acquired in 2000. The increase in hotel operating expenses as a percentage of suite revenues is attributable to downward pressure on hotel rates and occupancies caused by the economic circumstances previously described. The rent and interest expense are excluded from 2000 since the expenses are eliminated in consolidation in 2001.

Promus manages the day-to-day operations of the hotels. For the hotels acquired prior to 2001, Promus charges fees equal to 4% of total revenue for this function. For two of the hotels acquired in 2001, Promus charges a base management fee of 2% of total revenue and an incentive management fee calculated on the basis of operating profit of the hotels. No incentive management fees were paid in 2001. For the other two hotels acquired in 2001, Promus charges 2% of total revenues for the first twelve months, 3% of total revenues for the second twelve months and 4% of total revenues thereafter. Promus also charges a fee equal to 4% of suite revenue for franchise licenses to operate as Homewood Suites(R) by Hilton hotels and to participate in the Hilton reservation system. Total expenses for these services were $4,985,872 and $4,203,049 in 2001 and 2000, respectively. These fees are not included in the hotel operating expenses above.

Interest expense was $5,849,378 and $6,611,716 for the years ended December 31, 2001 and 2000, respectively. Interest expense in 2001 reflected interest on short-term notes with Hilton prior to their repayment, as well as approximately $77 million in long-term secured financings and amortization of deferred financing costs. Interest expense in 2000 represented interest on short-term notes with Hilton, $50 million refinancing of short-term notes, a $10 million line of credit, and the amortization of deferred financing costs. Interest expense has decreased due to a lower outstanding average debt balance and declining interest rates in 2001, as compared to 2000. During 2001, the weighted-average interest rate on our debt was 8.7%, compared to 8.8% in 2000.

Depreciation expense was $4,787,486 and $2,990,381 for the years ended December 31, 2001 and 2000, respectively. The increase in depreciation expense for 2001 is directly attributable to a full year of depreciation of the 2000 acquisitions, the 2001 acquisitions, from their respective acquisition dates, and capital improvements made in 2001 and 2000.

Taxes, insurance, and other expenses totaled $2,297,935 and $2,083,533 for the years ended December 31, 2001 and 2000, representing 5% of suite revenue in 2001 and 6% of the lessee's suite revenue in 2000. The decrease is due to the company's efforts to reduce tax assessments, resulting in lower-than-anticipated expenses.

General and administrative expense amounted to 2% of suite revenues in 2001, as compared to 3% of the lessee's suite revenues in 2000. These expenses represent the administrative expenses of the company, as distinguished from hotel operations. This percentage decreased as a result of the growth in the company's asset base.

page nineteen

Comparison of the year ended December 31, 2000 to the period September 1, 1999 to December 31, 1999

As discussed above, we have compared revenue and hotel operating expenses for the year ended December 31, 2000 with those of the lessee for the period September 1, 1999 to December 31, 1999.

The results of the company's operations for the year ended December 31, 2000 include the results of operations from the eleven hotel acquisitions in 1999 and the two hotels acquired in 2000 from their respective acquisition dates. As operations commenced September 1, 1999, an overall comparison of the years ended December 31, 2000 and 1999 would not be meaningful. The increased revenues and expenses for the year ended December 31, 2000 over the period of September 1, 1999 to December 31, 1999 are primarily due to a full year of operations in 2000 of the 1999 acquisitions, and are due to operations from the periods in which we owned the two hotels acquired in 2000.

REVENUES The principal source of revenues is suite revenue. Suite revenue increased to $35,260,255 in 2000 from $5,335,925 in 1999. Total revenues increased to $37,225,833 from $5,671,075 for the years ended December 31, 2000 and 1999, respectively, due to the factors above. Prior to 2001, the company's lease revenue was derived from the Percentage Leases covering the hotels in operation with the lessee. The lease revenue earned by the company and the rent expense incurred by the lessee are eliminated in consolidation in 2001.

For the year ended December 31, 2000 and for the period of September 1, 1999 to December 31, 1999, the average occupancy rate was 76% and 71%, ADR was $94 and $83, and RevPAR was $71 and $59, respectively. The increase in these performance measures is due to growth in revenues and to seasonality attributed to only four months of operation in 1999.

In the years ended 2000 and 1999, the company's other income consisted of interest income earned from the investments of its cash and cash reserves. Interest income earned on these cash and cash reserves was $270,211 in 2000 and $158,171 in 1999. In 2000 and 1999, interest income of $125,460 and $10,915, respectively, was earned from the promissory notes with the lessee for franchise fees and hotel supplies. The interest income to the company and the interest expense to the lessee relating to the franchise fees, hotel supplies and working capital notes are eliminated in consolidation in 2001.

EXPENSES Interest expense was $6,611,716 and $1,245,044 for the years ended December 31, 2000 and 1999, respectively. Interest in 1999 related to short-term notes with Hilton at an interest rate of 8.5%. Interest in 2000 represented interest on short-term notes with Hilton, a $50 million refinancing of short-term notes (see Notes Payable), the $10 million line of credit, and the amortization of deferred financing costs. During 2000, the weighted-average interest rate on notes payable was 8.8%.

Depreciation expense was $2,990,381 and $496,209 for the years ended December 31, 2000 and 1999, respectively. The increase in depreciation expense for 2000 is attributable to an increase in the number of hotels owned and the additional time period covered.

Taxes, insurance, and other expenses was $2,083,533 and $426,592 for the years ended December 31, 2000 and 1999, or 6% and 8%, respectively, of suite revenue. The decrease in the percentage of suite revenue in 2000 is attributable to seasonality of revenues during the period September 1, 1999 to December 31, 1999, compared to the year ended December 31, 2000.

General and administrative expense totaled 3% of suite revenues in 2000 and 1999. These expenses represent the administrative expenses of the company.

Hotel operating expenses totaled $18,429,432, or 52% of suite revenue, and $2,823,611, or 53% of suite revenue, for the year ended December 31, 2000 and the period September 1, 1999 to December 31, 1999, respectively. The increase is primarily due to the two hotels acquired in 2000 and a full year of operations for the eleven properties acquired in 1999. The decrease in hotel operating expenses as a percentage of suite revenues is consistent with the seasonality factor mentioned above.

The lessee contracted with Promus to manage the day-to-day operations of the hotels. The lessee paid Promus fees page twenty
of 4% of total revenue for these functions. The lessee also paid Promus a fee of 4% of revenue for franchise licenses to operate as Homewood Suites(R) by Hilton hotels and to participate in its reservation system. Total expense for these services was $4,203,049 in 2000 and $653,010 in 1999.

LIQUIDITY AND CAPITAL RESOURCES

EQUITY On April 17, 2001, the company closed its "best-efforts" offering of shares. The company received gross proceeds of $40,003,301 and $52,369,223 from the sale of 4,000,329 and 5,236,934 shares, including shares sold through the reinvestment of distributions, for the years ended December 31, 2001 and 2000, respec- tively. The total gross proceeds raised for the "best efforts" offering were $125,000,000. The net proceeds of the offering, after deducting selling commissions and other offering costs of $4,140,688 and $5,737,364, respectively, for the years ended December 31, 2001 and 2000 were $35,876,135 and $46,631,958.

ACQUISITIONS During 2001, using proceeds from the sale of common shares and executing two short-term notes totaling $16.5 million, the company acquired four hotels for an aggregate purchase price of $47.6 million. These acquisitions brought the total number of hotels owned by the company to 17, and the total number of suites to 1,922. The hotels acquired in 2001 are located in Atlanta, Georgia; St. Louis, Missouri; Portland, Ore- gon; and Herndon, Virginia. All of the company's hotels are leased by the lessee and managed by Promus.

NOTES PAYABLE All of the company's debt is mortgage debt and is encumbered by our hotels. At December 31, 2001, all of our debt is fixed-rate debt with long term maturities. Less than $1 million in principal is due in each of the next two years.

On December 28, 2001, the company placed $9.5 million of secured debt. The loans are amortized over 25 years and bear interest at a fixed rate of 8.3% per annum, with a maturity date of January 2012. The loans are payable in monthly installments, including principal and interest, and are secured by two hotels. At December 31, 2001, the outstanding balance on this debt was $9.5 million. A portion of the proceeds were used to pay off the outstanding balance of the short-term Hilton notes.

On August 15, 2001, the company placed $7.5 million of secured debt. The loan is amortized over 25 years and bears interest at a fixed rate of 8.14% per annum, with a maturity date of September 2011. The loan is payable in monthly installments, including principal and interest, and is secured by one hotel. The proceeds were used to reduce the outstanding balance of the short-term Hilton notes. At December 31, 2001, the outstanding balance on this debt was $7,478,423.

In connection with the purchase of the Portland and St. Louis hotels, notes were executed by the company payable to Hilton in the amount of $16,500,000. The notes bore interest at a fixed rate of 8.5% per annum. These notes were paid off in December, 2001 with proceeds from the secured financings.

On June 1, 2001, the company placed $10.7 million of secured debt. The loan is amortized over twenty-five years and bears interest at a fixed rate of 8.15% per annum with a maturity date of June 2011. The loan is payable in monthly installments, including principal and interest, and is secured by one hotel. The proceeds were used to reduce the outstanding balance of the short term Hilton notes. At December 31, 2001, the outstanding balance on this debt was $10,640,378.

On September 8, 2000, the company refinanced much of its short-term debt with loans from a commercial bank in the amount of $60 million. The proceeds were used to repay four promissory notes the company executed in 1999 when acquiring 11 of the hotels. The company has a $50 million secured loan with a term of 10 years. The $50 million loan bears a fixed interest rate of 9% per annum and is secured by 11 of our hotels. Prepayment penalties apply for early retirement. The loan is amortized over twenty-five years with a maturity date in September 2010. At December 31, 2001, the outstanding balance on this debt was $49,422,447. The remaining $10 million represented a short-term loan which was repaid on October 25, 2000 with proceeds from the company's equity offering. The loan bore an interest rate of 8.6% per annum.

CASH AND CASH EQUIVALENTS Cash and cash equivalents totaled $8,331,891 at December 31, 2001. In January 2002, the company made a distribution to share-

page twenty-one
holders of approximately $3.3 million and a monthly debt service payment of approximately $600,000. Included in the cash and cash equivalents is the working capital balances held by the hotels, totaling almost $1.4 million.

CAPITAL REQUIREMENTS The company has an ongoing capital commitment to fund its capital improvements. The company, through the lessee, is required under its management agreements with Promus to make available to the lessee, for the repair, replacement, or refurbishing of furniture, fixtures and equipment, an amount up to 5% of total revenue. At December 31, 2001 and 2000, $438,823 and $504,413, respectively, was held by Hilton for capital improvement reserves. Additionally, in accordance with the franchise agreements, $184,962 and $263,686 was held for Property Improvement Plans with a financial institution and treated as restricted cash in 2001 and 2000, respectively. The company capitalized improvements of $1,791,844 during 2001, compared to $2,483,503 in 2000.

It is anticipated that the revenues generated from the hotels and the remaining funds from financings will be used to meet normal hotel operating expenses, payment of distributions and monthly debt service. The company's ability to pay regular quarterly distributions is dependent upon the results of operations of the company's hotels. Because dividends were in excess of cash flow during 2001 and due to the uncertain economic climate, the company will be making decisions regarding 2002 distributions to shareholders on a quarterly basis. It is the company's objective to maximize shareholders' returns while preserving the value of their investment. In general, the company's liquidity and capital resources are believed to be adequate to meet its cash requirements during the upcoming period, given the previous discussion.

The reinvestment of distributions in common stock ended in April 2001, upon the closing of its "best-efforts" offering of shares. Approximately 19.6% of the 2001 common stock dividend distribution, or $1,741,764, was reinvested in additional common shares.

The company is operated as, and will annually elect to be taxed as, a real estate investment trust under the Internal Revenue Code. As a result, the company has no provision for income taxes, and thus there is no effect on the company's liquidity from income taxes.

The taxable REIT subsidiary is subject to federal and state income taxes. The taxable REIT subsidiary incurred a loss during 2001 and as such has no income tax liability at December 31, 2001. No operating loss benefit has been recorded in the consolidated balance sheet since realization is uncertain.

INFLATION Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operator's ability to raise room rates.

SEASONALITY The hotel industry historically has been seasonal in nature, reflecting higher occupancy rates primarily during the first three quarters of the year. Seasonal variations in occupancy at the company's hotels may cause quarterly fluctuations in the company's revenues, particularly during the fourth quarter. If cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in lease revenue, the company may utilize cash on hand to make distributions.

RECENT ACCOUNTING PRONOUNCEMENTS On January 1, 2001, Financial Accounting Standards Board (FASB) Statements No. 133 and 138, "Accounting for Certain Derivative Instruments and Hedging Activities" became effective. The company currently does not have any financial instruments subject to these statements.

In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangibles," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The company will adopt these new accounting standards beginning the first quarter of fiscal 2002. The company believes the adoption of these standards will not have a material impact on its financial statements.

In August 2001, the FASB issued Statement 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement supercedes Statement 121,

page twenty-two

"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" and Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144 retains the requirements of Statement 121 relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from Statement 121. This Statement is effective for fiscal years beginning after December 15, 2001. We are currently assessing the impact of this statement on the company; however, we do not anticipate this statement to have a material impact on the consolidated financial position or results of operations of the company.

MARKET RISK DISCLOSURES On December 31, 2001, the company had an outstanding debt balance of $77.0 million at a weighted-average fixed interest rate of 8.7%. If market interest rates for fixed-rate debt were 100 basis points higher at December 31, 2001, the fair value of the fixed-rate debt would have decreased to $72.6 million. If market rates for fixed-rate debt were 100 basis points lower at December 31, 2001, the fair value of the fixed-rate debt would have increased to $81.7 million.

Independent Auditors' Report

THE BOARD OF DIRECTORS AND SHAREHOLDERS
Apple Suites, Inc.

We have audited the accompanying consolidated balance sheets of Apple Suites, Inc. (the "company") as of December 31, 2001 and December 31, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2001 and 2000, and for the period from March 26, 1999 through December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple Suites, Inc. at December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for the years ended December 31, 2001 and 2000, and for the period March 26, 1999 through December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
Richmond, Virginia
February 15, 2002

page twenty-three

Consolidated Balance Sheets


                                                                 December 31,    December 31,
                                                                        2001            2000
--------------------------------------------------------------------------------------------
Assets

A S S E T S
Investment in hotels-net of accumulated depreciation
  of $8,274,076 and $3,486,590                                   $170,437,222   $124,576,257
Cash and cash equivalents                                           8,331,891      2,653,058
Restricted cash                                                       184,962        263,686
Rent receivable from Apple Suites Management, Inc.                         --      1,872,832
Notes and other receivables from Apple Suites Management, Inc.             --      1,774,684
Accounts receivable, net                                            1,002,160             --
Inventories                                                           145,300             --
Capital improvement reserve                                           438,823        504,413
Deferred financing costs, net                                       1,364,499      1,265,107
Deferred franchise fees, net                                          792,794             --
Other assets                                                        2,479,434      1,163,811
                                                                 ------------   ------------

Total Assets                                                     $185,177,085   $134,073,848
                                                                 ============   ============


Liabilities and Shareholders' Equity

L I A B I L I T I E S
Notes payable--secured                                           $ 77,041,296   $ 57,670,866
Interest payable                                                      510,119         19,988
Accounts payable and accrued expenses                               2,850,311      1,570,372
Due to third party manager                                            700,969             --
Accounts payable--affiliate                                            74,515             --
Distributions payable                                                      --      1,848,000
                                                                 ------------   ------------
Total Liabilities                                                  81,177,210     61,109,226


S H A R E H O L D E R S ' E Q U I T Y

Preferred stock, 15,000,000 authorized shares;
  none issued or outstanding                                              --             --
Class B convertible stock, no par value, authorized
  240,000 shares; issued and outstanding 240,000 shares                24,000         24,000
Common stock, no par value, authorized 200,000,000 shares;
  issued and outstanding 12,666,677 shares and 8,666,348,
  respectively                                                    111,099,353     75,223,218
Distributions greater than net income                              (7,123,478)    (2,282,596)
                                                                 ------------   ------------
Total Shareholders' Equity                                        103,999,875     72,964,622
                                                                 ------------   ------------

Total Liabilities and Shareholders' Equity                       $185,177,085   $134,073,848
                                                                 ============   ============

        See accompanying notes to consolidated financial statements page twenty-four

Consolidated Statements of Operations


                                                                        Year ended   March 26, 1999
                                                       Year ended         December  through December
                                                December 31, 2001         31, 2000         31, 1999
---------------------------------------------------------------------------------------------------
R E V E N U E S
  Suite revenue                                     $  43,338,533    $          --    $          --
  Lease revenue                                                --       15,807,258        2,518,031
  Interest income                                         381,630          395,671          169,086
  Other revenue                                         2,141,832               --               --
                                                    -------------    -------------    -------------
Total revenues                                         45,861,995       16,202,929        2,687,117
                                                    -------------    -------------    -------------

E X P E N S E S
  Operating expenses                                   13,728,597               --               --
  Hotel administrative expense                          3,480,879               --               --
  Advertising and promotion                             4,184,900               --               --
  Utilities                                             1,943,388               --               --
  Franchise fees                                        1,729,446               --               --
  Management fees                                       1,521,696               --               --
  Taxes, insurance and other                            2,297,935        2,083,533          426,592
  General and administrative                              894,121        1,048,212          153,807
  Depreciation of real estate owned                     4,787,486        2,990,381          496,209
  Interest                                              5,849,378        6,611,716        1,245,044
  Management termination fees                           1,413,520               --               --
                                                    -------------    -------------    -------------
Total expenses                                         41,831,346       12,733,842        2,321,652
                                                    -------------    -------------    -------------
Net income                                          $   4,030,649    $   3,469,087    $     365,465
                                                    =============    =============    =============

Basic and diluted earnings per common share         $        0.34    $        0.66    $        0.14
                                                    =============    =============    =============
Distributions paid per common share                 $        1.03    $        1.02    $        0.33
                                                    =============    =============    =============


(a) The company was initially capitalized on March 26, 1999; however, operations did not commence until September 1, 1999.

          See accompanying notes to consolidated financial statements.

page twenty-five

Consolidated Statements of Shareholders' Equity


                                                    Common Stock            Class B Convertible Stock
                                            ---------------------------------------------------------
                                               Number                          Number
                                            of Shares          Amount       of Shares          Amount
------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 26, 1999                          10   $         100              --              --
Issuance of Convertible Class B Stock              --              --         240,000          24,000
Net proceeds from the sale
  of common shares                          3,420,110      28,507,514              --              --
Net income                                         --              --              --              --
Cash distributions declared to
  shareholders ($.33 per share)                    --              --              --              --
Common shares issued through
  reinvestment of distributions                 9,294          83,646              --              --
                                           -----------------------------------------------------------


BALANCE AT DECEMBER 31, 1999                3,429,414      28,591,260         240,000          24,000
Net proceeds from the sale
  of common shares                          5,040,740      44,866,217              --              --
Net income                                         --              --              --              --
Cash distributions declared to common
  shareholders ($1.02 per share)                   --              --              --              --
Common shares issued through
  reinvestment of distributions               196,194       1,765,741              --              --
                                           -----------------------------------------------------------

BALANCE AT DECEMBER 31, 2000                8,666,348      75,223,218         240,000          24,000
Net proceeds from the sale
  of common shares                          3,806,801      34,134,371              --              --
Net income                                         --              --              --              --
Cash distributions declared to common
  shareholders ($.77 per share)                    --              --              --              --
Common shares issued through
  reinvestment of distributions               193,528       1,741,764              --              --
                                           -----------------------------------------------------------


BALANCE AT DECEMBER 31, 2001               12,666,677   $ 111,099,353         240,000   $      24,000
                                           ===========================================================

           See accompanying notes to Consolidated financial statements


Consolidated Statements of Shareholders' Equity (continued)


                                            Distribution            Total
                                            Greater Than    Shareholders'
                                              Net Income           Equity
-------------------------------------------------------------------------
BALANCE AT MARCH 26, 1999                             --    $         100
Issuance of Convertible Class B Stock                 --           24,000
Net proceeds from the sale
  of common shares                                    --       28,507,514
Net income                                       365,465          365,465
Cash distributions declared to
  shareholders ($.33 per share)                 (882,725)        (882,725)
Common shares issued through
  reinvestment of distributions                       --           83,646
                                           ------------------------------


BALANCE AT DECEMBER 31, 1999                    (517,260)      28,098,000
Net proceeds from the sale
  of common shares                                    --       44,866,217
Net income                                     3,469,087        3,469,087
Cash distributions declared to common
  shareholders ($1.02 per share)              (5,234,423)      (5,234,423)
Common shares issued through
  reinvestment of distributions                       --        1,765,741
                                           ------------------------------

BALANCE AT DECEMBER 31, 2000                  (2,282,596)      72,964,622
Net proceeds from the sale
  of common shares                                    --       34,134,371
Net income                                     4,030,649        4,030,649
Cash distributions declared to common
  shareholders ($.77 per share)               (8,871,531)      (8,871,531)
Common shares issued through
  reinvestment of distributions                       --        1,741,764
                                           ------------------------------


BALANCE AT DECEMBER 31, 2001               $  (7,123,478)   $ 103,999,875
                                           ==============================

           See accompanying notes to Consolidated financial statements page twenty-six

Consolidated Statement of Cash Flow


                                                                                                                      March 26, 1999
                                                                                                      Year ended             through
                                                                                   Year ended       December 31,        December 31,
                                                                            December 31, 2001               2000            1999 (a)
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES:

Net income                                                                       $  4,030,649       $  3,469,087       $    365,465
Non-cash portion of management termination fees                                       470,090                 --                 --
Depreciation of real estate owned                                                   4,787,486          2,990,381            496,209
Amortization of deferred franchise fees                                                40,242
Amortization of deferred financing costs                                              156,056            124,233                 --
Changes in operating assets and liabilities
(net of amounts acquired/assumed from acquisitions)
  Prepaid expenses                                                                 (1,097,212)            13,456           (270,229)
  Rent and notes receivable from Apple Suites Management, Inc.                             --           (777,054)        (2,152,203)
  Other assets                                                                       (308,688)           210,464                 --
  Receivables                                                                         119,212                 --
  Accounts payable                                                                   (150,951)            53,362             65,214
  Accounts payable--affiliate                                                          74,515           (708,751)           708,751
  Due to third party manager                                                              621                 --                 --
  Accrued expenses                                                                    506,128            583,128            868,668
  Interest payable                                                                    490,131           (446,152)           466,140
                                                                            --------------------------------------------------------
    Net cash provided by operating activities                                       9,118,279          5,512,154            548,015


CASH FLOW FROM INVESTING ACTIVITIES:

Cash assumed in the acquisition of hotels                                           2,793,106                 --                 --
Net (increase) decrease in cash restricted for property
 improvement plan and cap improvement reserve held with
 third party                                                                          144,314          1,009,549         (1,604,363)
Deposit for acquisition of Apple Suites Management                                         --           (900,000)                --
Cash paid for acquisition of hotels                                               (32,356,608)        (8,712,253)       (26,045,300)
Capital improvements                                                               (1,791,844)        (2,483,503)          (464,026)
Payments received on notes receivable                                                      --             98,943              1,748
Earnest money deposit for pending acquisitions                                             --                 --           (300,000)
                                                                            --------------------------------------------------------
    Net cash used in investing activities                                         (31,211,032)       (10,987,264)       (28,411,941)


CASH FLOW FROM FINANCING ACTIVITIES:

Repayment of secured notes payable                                                (24,829,570)       (83,679,134)                --
Repayment of unsecured notes payable                                                       --        (10,000,000)                --
Proceeds from secured notes payable                                                27,700,000         50,000,000                 --
Proceeds from unsecured notes payable                                                      --         10,000,000                 --
Net proceeds from issuance of common stock                                         35,876,135         46,631,958         28,591,160
Payment from officer-shareholder for Convertible
 Class B stock                                                                             --                 --             24,000
Cash payments for financing costs                                                    (255,448)        (1,306,842)                --
Cash distributions paid to shareholders                                           (10,719,531)        (4,099,158)          (169,990)
                                                                            --------------------------------------------------------
    Net cash provided by financing activities                                      27,771,586          7,546,824         28,445,170
                                                                            --------------------------------------------------------
    Increase in cash and cash equivalents                                           5,678,833          2,071,714            581,244
Cash and cash equivalents, beginning of period                                      2,653,058            581,344                100
                                                                            --------------------------------------------------------
Cash and cash equivalents, end of period                                        $   8,331,891       $  2,653,058       $    581,344
                                                                            ========================================================

SUPPLEMENTAL CASH FLOW INFORMAION:

Interest paid                                                                   $   5,203,192       $  6,933,634       $    550,147
Non-cash transactions:
  Debt assumed in connection with acquisitions                                  $  16,500,000       $ 22,780,500       $ 68,569,500


(a) The company was initially capitalized on March 26, 1999; however, operations did not commence until September 1, 1999.

          See accompanying notes to consolidated financial statements.

page twenty-seven

Notes to Consolidated Financial Statements


NOTE 1 GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION Apple Suites, Inc., together with its subsidiaries (the "company"), is a Virginia corporation formed in March of 1999 to invest primarily in extended-stay hotels. Hotel operations commenced on September 1, 1999.

Effective January 1, 2001 (the effective date for the REIT Modernization Act), the company acquired Apple Suites Management, Inc. and its subsidiaries (the "lessee"). In 2000, the company paid Mr. Glade M. Knight, the company's president and chairman, a deposit of $900,000 in exchange for all the issued and outstanding stock of the lessee. For financial reporting purposes, the company recorded the $900,000 of cash, plus the fair value of net liabilities assumed of $513,520, from lessee as a management termination fee (a total of $1,413,520) in 2001, as the lessee's only business is its lease with the company. Effective January 1, 2001, all inter-company transactions, including lease revenue and rental expenses, between the company and the lessee are eliminated in consolidation.

The company operates in one defined business segment consisting of upscale extended-stay hotels. At December 31, 2001, the company owned, either directly or through its subsidiaries, a total of 17 Homewood Suites(R) by Hilton hotel properties, comprising 1,922 suites, located throughout the United States. The company leases to the lessee all of its hotels acquired to date pursuant to the terms of master hotel lease agreements ("Percentage Leases"). Beginning in 2001, the lessee operates as a taxable REIT subsidiary under the same percentage lease agreements in place before the management termination transaction. The lessee hired Promus Hotels, Inc. ("Promus"), a wholly owned subsidiary of Hilton Hotels Corporation ("Hilton"), to manage the company's hotels under the terms of a man-agement agreement.

CASH AND CASH EQUIVALENTS Cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximate their carrying value.

RESTRICTED CASH Restricted cash consists of cash restricted for property improvements under the franchise-required Property Improvement Plans.

DEFERRED EXPENSES Deferred financing costs include fees and other costs incurred to obtain debt financing, net of accumulated amortization of $197,732 at December 31, 2001 and $41,735 at December 31, 2000. These costs are amortized on a straight-line basis, over the term of the related debt which is not materially different than the effective interest method.

Deferred franchise fees represent the costs incurred in connection with entering into hotel license agreements, net of accumulated amortization of $70,492 at December 31, 2001 and $31,164 at December 31, 2000. Deferred franchise fees are being amortized over the term of the hotel license agreements, which is 20 years.

INVESTMENT IN HOTELS The hotels are stated at cost, net of depreciation, and include real estate brokerage commissions paid to Apple Suites Realty Group, Inc., a related party (see Note 6). Repair and maintenance costs are expensed as incurred, while significant improvements, renovations, and replacements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which are 39 years for buildings, ten years for major improvements and three to seven years for furniture and equipment.

The carrying value of each hotel is evaluated periodically to determine if circumstances exist that indicate an impairment in the carrying value of the investment in the hotel. Adjustments are made based on fair value of the underlying property if impairment is indicated. No impairment losses have been recorded to date.

page twenty-eight

REVENUE RECOGNITION Revenue is recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel's services.

INVENTORIES Inventories, consisting primarily of food, beverages and hotel supplies, are stated at the lower of cost or market, with cost determined on a method that approximates the first-in, first-out basis.

STOCK INCENTIVE PLANS The company elected to follow Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options. As discussed in
Note 5, the alternative fair value accounting provided for under Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

EARNINGS PER COMMON SHARE Basic earnings per common share are computed based upon the weighted-average number of shares outstanding during the year. Diluted earn- ings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. Class B convertible shares are not included in earnings per common share calculations until such time it becomes probable that such shares can be converted to common shares (see
Note 4).

FEDERAL INCOME TAXES The company is operated as, and will annually elect to be taxed as, a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). A real estate investment trust which complies with the provisions of the Code and distributes at least 90% (reduced from 95% prior to the REIT Modernization Act which became effective January 1, 2001) of its taxable income to its shareholders generally does not pay federal income taxes on its distributed income. Accordingly, no provision has been made for federal income taxes.

For federal income tax purposes, distributions paid to shareholders consist of ordinary income and return of capital, or a combination thereof. Distributions declared per share were $.77, $1.02 and $.33 for the periods ended December 31, 2001, 2000 and 1999, respectively. In 2001, of the total distribution, 68% was taxable as ordinary income, and 32% was a non-taxable return of capital. In 2000, 70% was taxable as ordinary income and 30% was a non-taxable return of capital. In 1999, 68% was taxable as ordinary income and 32% was a non-taxable return of capital.

The taxable REIT subsidiary provides for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability based approach in accounting for income taxes. This approach also requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

The lessee incurred a loss during the period and as such has no income tax liability at December 31, 2001. No operating loss benefit has been recorded in the consolidated balance sheet since realization is uncertain. At December 31, 2001, the lessee has approximately $600,000 of net operating loss carryforwards that begin to expire in 2020.

ADVERTISING AND PROMOTION COSTS Advertising and promotion costs are expensed when incurred. Advertising and promotion costs represent the expense for franchise advertising and reservation systems under the terms of the hotel franchise agreements and general and administrative expenses that are directly attributable to advertising and promotion.

USE OF ESTIMATES The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

SEASONALITY The hotel industry is seasonal in nature. Seasonal variations in revenues at the hotels under lease may cause quarterly fluctuations in the company's revenues. Revenues for 1999 primarily consist of fourth quarter revenues which may not be indicative of a full year.

COMPREHENSIVE INCOME The company does not currently have any items of comprehensive income requiring separate reporting and disclosure.

DERIVATIVE INSTRUMENTS FASB Statements No. 133 and 138 "Accounting for Certain Derivative Instruments and Hedging Activities" became effective January 1, 2001. The company currently does not have any derivatives subject to these statements.

page twenty-nine

CREDIT RISK The company maintains cash on deposit with Promus in a pooled investment account that potentially subjects the company to a concentration of credit risk. At December 31, 2001, the company had $2,426,752 on deposit with Promus.

RECLASSIFICATIONS Certain reclassifications have been made to the 2000 and 1999 financial statements to conform with the 2001 presentation. These reclassifications have no effect on net income or shareholders' equity.

RECENT ACCOUNTING PRONOUNCEMENTS In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangibles," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The company will adopt these new accounting standards beginning the first quarter of fiscal 2002. The company believes the adoption of these standards will not have a material impact on its financial statements.

In August 2001, the FASB issued Statement 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement supercedes Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and APB. Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for segments of a business to be disposed of." SFAS No. 144 retains the requirements of SFAS No. 121 relating to the recognition and measurement of an impairment loss and resolves certain implementation issues resulting from SFAS No. 121. This Statement is effective for fiscal years beginning after December 15, 2001. We are currently assessing the impact of this statement on the company; however, we do not anticipate this statement will have a material impact on the consolidated financial position or results of operations of the company.


NOTE 2  INVESTMENT IN HOTELS

At December 31, 2001, the company owned the following Homewood Suites(R) by Hilton Hotels:

                                        Initial
                                    Acquisition                        Accumulated        Acquired
Description                                Cost      Gross Value*      Depreciation      Encumbrances      Date Acquired
-------------------------------------------------------------------------------------------------------------------------
Dallas/Addison, Texas              $  9,500,000      $ 10,465,034      $    643,577      $  5,436,474      September 1999

Dallas/Las Colinas, Texas            11,200,000        12,253,110           726,849         5,634,164      September 1999

Dallas/Plano, Texas                   5,400,000         5,624,242           441,836         2,471,125      September 1999

Richmond, Virginia                    9,400,000         9,794,179           730,537         5,436,474      September 1999

Atlanta/Cumberland, Georgia           9,800,000        10,732,488           657,117         4,942,249      October 1999

Baltimore, Maryland                  16,348,000        17,026,552         1,013,482         8,896,050      November 1999

Clearwater, Florida                  10,416,000        10,752,701           559,209         5,930,699      November 1999

Detroit, Michigan                     4,330,000         4,964,282           346,104         2,471,125      November 1999

Atlanta/Peachtree, Georgia            4,033,000         4,507,792           317,207         2,767,660      November 1999

Salt Lake City, Utah                  5,153,000         5,423,952           381,232         2,471,125      November 1999

Jackson, Mississippi                  5,846,000         6,090,685           377,904         2,965,350      December 1999

Philadelphia, Pennsylvania           15,489,000        16,149,665           818,870                --      May 2000

Boulder, Colorado                    14,885,000        15,827,810           584,464        10,640,378      June 2000

Atlanta/Buckhead, Georgia            12,800,000        13,388,681           218,811                --      April 2001

St. Louis, Missouri                  11,500,000        11,802,116           155,809         4,750,000      June 2001

Portland, Oregon                     10,500,000        10,792,237           124,183         4,750,000      June 2001

Herndon, Virginia                    12,750,000        13,115,772           176,885         7,478,423      June 2001
                                   --------------------------------------------------------------------------------------
                                   $169,350,000      $178,711,298      $  8,274,076      $ 77,041,296
                                   ======================================================================================


*Includes real estate commissions (see Note 6), closing costs, and improvements capitalized since the date of acquisition for hotels acquired to date.

page thirty

The following is a reconciliation of the carrying amount of real estate owned:

                                                            2001            2000           1999
-----------------------------------------------------------------------------------------------
Balance at January 1                                $128,062,847    $ 94,215,841   $         --
Real estate purchased                                 48,856,607      31,363,503     93,751,815
Development of real estate assets                      1,791,844       2,483,503        464,026
                                                    -------------------------------------------
Balance at December 31                              $178,711,298    $128,062,847   $ 94,215,841
                                                    ===========================================


Investment in hotels at December 31, 2001 and 2000, consist of the following:

                                                       2001                2000
-------------------------------------------------------------------------------
Land                                          $  29,923,592       $  18,374,917
Building and improvements                       137,549,729         101,314,421
Furniture and equipment                          11,237,977           8,373,509
                                              ---------------------------------
                                              $ 178,711,298       $ 128,062,847
Less accumulated depreciation                    (8,274,076)         (3,486,590)
                                              ---------------------------------
Investments in hotels, net                    $ 170,437,222       $ 124,576,257
                                              =================================


In conjunction with one of the acquisitions made in 2000, the company leased land from a third party under an operating lease. The annual rent will be adjusted by a CPI inflation factor in May 2002. It will be adjusted every five years following that date by a similarly calculated CPI factor. The future minimum lease payments under the company's land lease obligation at December 31, 2001 are as follows:

2002                 $  100,000
2003                    100,000
2004                    100,000
2005                    100,000
2006                    100,000
Thereafter            1,335,214
                     ----------
                     $1,835,214
                     ==========


NOTE 3  NOTES PAYABLE

On December 28, 2001, the company placed $9.5 million of secured debt. The loans are amortized over 25 years and bear interest at a fixed rate of 8.3% per annum, with a maturity date of January 2012. The loans are payable in monthly installments, including principal and interest, and are secured by two hotels. At December 31, 2001, the outstanding balance on this debt was $9.5 million. A portion of the proceeds were used to pay off the outstanding balance of the short-term Hilton notes.

On August 15, 2001, the company placed $7.5 million of secured debt. The loan is amortized over 25 years and bears interest at a fixed rate of 8.14% per annum, with a maturity date of September 2011. The loan is payable in monthly installments, including principal and interest, and is secured by one hotel. The proceeds were used to reduce the outstanding balance of the short-term Hilton notes. At December 31, 2001, the outstanding balance on this debt was $7,478,423.

In connection with the purchase of the Portland and St. Louis hotels, notes were executed by the company payable to Hilton in the amount of $16,500,000. The notes bore interest at a fixed rate of 8.5% per annum. These notes were paid off in December, 2001 with proceeds from the secured financings.

On June 1, 2001, the company placed $10.7 million of secured debt. The loan is amortized over twenty-five years and bears interest at a fixed rate of 8.15% per annum with a maturity date of June 2011. The loan is payable in monthly installments, including principal and interest, and is secured by one hotel. The proceeds were used to reduce the outstanding balance of the short-term Hilton notes. At December 31, 2001, the outstanding balance on this debt was $10,640,378.

Assets encumbered by the debt discussed above are held in separate legal entities. These special purpose entities are wholly-owned subsidiaries of the company included in the consolidated financial statements.

On September 8, 2000, the company refinanced much of its short-term debt with loans from a commercial bank in the amount of $60 million. The proceeds were used to repay four promissory notes the company executed in 1999 when acquiring 11 of the hotels. The company has a $50 million secured loan with a term of 10 years. The $50 million loan bears a fixed interest rate of 9% per annum and is secured by 11 of our hotels. Prepayment penalties apply for early retirement. The loan is amortized over twenty-five years with a maturity date in September 2010. At December 31, 2001, the outstanding balance on this debt was $49,422,447. The remaining $10 million represented a short-term loan which was repaid on October 25, 2000 with proceeds from the company's equity offering. The loan bore an interest rate of 8.6% per annum.

page thirty-one

The aggregate maturities of the secured debt for the five years subsequent to December 31, 2001 are as follows:

2002                $   874,253
2003                    954,575
2004                  1,022,857
2005                  1,136,295
2006                  1,240,751
Thereafter           71,812,565
                    -----------
                    $77,041,296
                    ===========


The carrying value of the notes at December 31, 2001 and 2000 approximates fair value. Fair value is estimated based on current rates offered to the company for debt of the same term.


NOTE 4  SHAREHOLDERS' EQUITY

On April 17, 2001, the company closed its "best efforts" offering of shares. The total gross proceeds raised from the "best efforts" offering was $125,000,000. As the Managing Dealer, David Lerner Associates, Inc. received selling commissions of 7.5% and a marketing expense allowance of 2.5% of proceeds of the shares sold. The company received gross proceeds of $40,003,301, $52,369,223 and $32,627,476 from the sale of 4,000,329, 5,236,934 and 3,429,414 shares, including shares sold through the reinvestment of distributions, for the years ended December 31, 2001, 2000, and 1999, respectively. The net proceeds of the offering, including shares issued through reinvestment of distributions and after deducting selling commissions and other offering costs, were $111,099,353 ($35,876,135 in 2001, $46,631,958 in 2000 and $28,591,260 in 1999).

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

Upon the occurrence of either conversion event, each of the Class B convertible shares may be converted into two common shares, based upon the gross proceeds in the public offering of the company's common shares and as disclosed in the company's prospectus.

No additional consideration is due upon the conversion of the Class B convertible shares. Upon the probable occurrence of a conversion event, the company will record expense for the difference between the market value of the company's common stock and issue price of the Class B convertible shares, which would have been $4,776,000 at December 31, 2001, based on a price of $10 per common share.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares.

The issuance of the Series B convertible preferred shares to other individuals not employed by the company will be accounted for under FASB Statement No. 123, "Accounting for Stock-Based Compensation." Expense related to the issuance of the Series B shares will be determined based on fair value of the Series B shares at grant date in excess of amounts paid by these individuals. Since the number of common shares to which the Series B shares can be converted is not known at grant date, and ultimate convertibility to common shares is only allowed through a defined triggering event, the fair value of the Series B page thirty-two
shares will be remeasured and not recorded as expense until likely occurrence of an event triggering the conversion of the Series B convertible preferred shares to common stock.


NOTE 5  STOCK INCENTIVE PLANS

In July 1999, the Board of Directors approved a Non-Employee Directors Stock Option Plan (the "Directors Plan") whereby Directors, who are not employees of the company or affiliates (see Note 6), automatically receive options to purchase stock five years from the adoption of the plan. Under the Directors Plan, the maximum number of shares to be issued is equal to 45,000 plus 1.8% of the number of shares sold in excess of 1,666,667. As the offering is closed at 12,666,667, the maximum number of shares to be issued under the Directors Plan is 243,000. The options expire 10 years from the date of grant. As of December 31, 2001, 243,000 had been reserved for issuance.

In July 1999, the Board of Directors approved an Incentive Stock Option Plan (the "Incentive Plan") whereby incentive awards may be granted, either as options or as restricted shares, to certain employees of the company or affiliates. Under the Incentive Plan, the maximum number of shares be issued is equal to 35,000 plus 4.625% of the number of shares sold in excess of 1,666,667. As the offering is closed at 12,666,667, the maximum number of shares that can be issued under the Incentive Plan is 543,750. As of December 31, 2001, 543,750 shares had been reserved for issuance.

Both plans generally provide, among other things, that options be granted at exercise prices not lower than the market value of the shares on the date of grant. Under the Incentive Plan, at the earliest, options become exercisable the date of grant. The optionee has up to 10 years from the date on which the options first become exercisable during which to exercise the options. In 2001, the company granted 10,132 options to purchase shares under the Directors Plan and no options under the Incentive Plan. Activity in the company's share options plan during 2001 and 2000 is summarized in the following table:

                                          2001                   2000                   1999
                                    ------------------------------------------------------------------------
                                              Weighted-              Weighted-
                                               Average                Average
                                              Exercise               Exercise               Weighted-Average
                                    Options      Price     Options      Price     Options     Exercise Price
-------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period     25,624   $   9.14      22,000   $   9.00          --       $     --
Granted                              10,132   $  10.00       3,624   $  10.00      22,000       $   9.00
Exercised                                --         --          --         --          --             --
Forfeited                                --         --          --         --          --             --
                                     -----------------------------------------------------------------------
Outstanding, end of year             35,756   $   9.38      25,624    $  9.14      22,000       $   9.00
Exercisable at end of year           35,756   $   9.38      25,624    $  9.14      22,000       $   9.00
                                     -----------------------------------------------------------------------
Weighted-average fair value of
  options granted during the year             $    .48                $   .40                   $    .31
                                     -----------------------------------------------------------------------



Pro forma information regarding net income and earnings per share is required by FASB 123, under the fair value method described in that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001 and 2000, respectively: risk-free interest rates of 5.3% and 6.2%, a dividend yield of 10.3% for 2001 and 10.2% for 2000, a volatility factor of the expected market price of the company's common stock of .48 for 2001 and .214 for 2000, and a weighted-average expected life of the options of 10 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

For purposes of FASB 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. As the options are exercisable within six months of the date of grant, the full impact of the pro forma adjustment to net income is disclosed below.

                                                       2001            2000            1999
-------------------------------------------------------------------------------------------
Net income available to common shareholders
Pro forma                                        $4,025,786      $3,467,637        $358,645
As reported                                      $4,030,649      $3,469,087        $365,465
Earnings per common share-diluted
Pro forma                                              $.34            $.66            $.14
As reported                                            $.34            $.66            $.14



NOTE 6  COMMITMENTS AND RELATED PARTIES

The company is committed under management agreements to fund up to 5% of suite revenues per month for capital expenditures to include periodic replacement or refurbish- ment of furniture, fixtures and equipment. At December page thirty-three

31, 2001 and 2000, $438,823 and $504,413, respectively, was held by Promus for these capital improvement reserves. In addition, in accordance with the franchise agreements, at December 31, 2001 and 2000, $184,962 and $263,686, respectively, was held for the Property Improvement Plan with a financial institution and treated as restricted cash.

Promus manages the day-to-day operations of the hotels. For the hotels acquired prior to 2001, Promus charges fees equal to 4% of total revenue for this function. For two of the hotels acquired in 2001, Promus charges a base management fee of 2% of total revenue and an incentive management fee calculated on the basis of operating profit of the hotels. No incentive management fees were paid in 2001. For the other two hotels acquired in 2001, Promus charges 2% of total revenues for the first twelve months, 3% of total revenues for the second twelve months and 4% of total revenues thereafter.

The lessee has entered into license agreements with Promus to operate the hotels as Homewood Suites(R) by Hilton properties and to participate in the Hilton reservation system. These agreements have terms of 20 years and expire in 2019 through 2021. These agreements require the lessee to, among other things, pay monthly franchise fees equal to 4% of suite revenue. Total expenses for these services were $4,985,872, $4,203,049 and $653,010 in 2001, 2000 and 1999,
respectively. Prior to 2001, these fees were included in the lessee's financial statements.

The company has contracted with Apple Suites Realty Group, Inc. ("ASRG") to acquire and dispose of real estate assets for the company. In accordance with the contract, ASRG is to be paid a fee of 2% of the purchase price of any acquisitions or sale price of any dispositions of real estate investments, subject to certain conditions. During 2001, 2000 and 1999, ASRG earned $953,000, $607,480 and $1,828,520, respectively, under the agreement.

The company has contracted with Apple Suites Advisors, Inc. ("ASA") to advise and provide day-to-day management services to the company. In accordance with the con- tract, the company will pay ASA a fee equal to .1% to .25% of total equity contributions received by the company in addition to certain reimbursable expenses. During 2001, 2000 and 1999, ASA earned fees of $298,270, $134,579 and $23,574, respectively, under this agreement.

ASA holds a three-year contract for the monthly maintenance and support of accounting software. During 2001, the company paid an upfront fee of $70,000 for the implementation of this software and began paying a monthly fee for the maintenance and support.

ASRG and ASA are 100% owned by Mr. Knight. Mr. Knight also serves as the chairman and chief executive officer of Cornerstone Realty Income Trust, Inc., an apartment REIT, and Apple Hospitality Two, Inc., a hospitality REIT formed in 2001. During 2001, Cornerstone Realty Income Trust, Inc. provided the company with services and rental space and was paid approximately $58,764 in return. During 2001, the company provided services and rented office space to Apple Hospitality Two, Inc. and received payment of $190,010.


NOTE 7  WARRANTS

The company has agreed to sell to the Managing Dealer for an aggregate of $100, warrants (the "Warrants") to purchase 10% of the shares sold in this offering, up to 3,000,000 common shares, at an exercise price of $16.50 per common share (165% of the public offering price per common share). The Warrants may not be sold, transferred, assigned, or hypothecated for one year from the date of issuance, except to the officers and employees of the Managing Dealer, and are exercisable at any time and from time to time, in whole or in part, during the five-year period commencing on the date of the final closing after the termination of the offering (the "Warrant Exercise Term"). At the company's expense, the company may be required to register the Warrants under the Securities Act during the Warrant Exercise Term.

page thirty-four

NOTE 8  EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                                2001          2000           1999
-------------------------------------------------------------------------------------------------
Numerator:
Net income and numerator for basic and diluted earnings   $4,010,099    $3,469,087    $   365,465

Denominator:
  Denominator for basic earnings per
  share--weighted-average shares                           11,907,721     5,274,633     2,648,196
Effect of dilutive securities:
  Stock options                                                 2,200         2,200         2,200
Denominator for diluted earnings per share--adjusted
  weighted-average shares and assumed conversions          11,909,921     5,276,833     2,650,396
  Basic and diluted earnings per common share             $       .34   $       .66   $       .14



NOTE 9  QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of quarterly results of operations for the year ended December 31, 2001 and 2000:

                                         First         Second          Third         Fourth
2001                                   Quarter        Quarter        Quarter        Quarter
-------------------------------------------------------------------------------------------
Revenues                         $  10,651,744   $ 11,595,975   $ 12,771,843   $ 10,842,433
Net income                             263,126      2,207,215      1,442,993        117,315
Basic and diluted earnings per
  common share                             .03            .18            .11            .01
Distributions paid per share             .2575          .2575          .2575          .2575



                                         First         Second          Third         Fourth
2000                                   Quarter        Quarter        Quarter        Quarter
-------------------------------------------------------------------------------------------
Revenues                         $   3,454,685   $  3,934,735   $  4,662,836   $  4,150,673
Net income                             506,063        689,696      1,359,123        914,205
Basic and diluted earnings per
  common share                             .14            .16            .25            .12
Distributions paid per share             .2500          .2500          .2575          .2575


page thirty-five

NOTE 10 PRO FORMA INFORMATION (UNAUDITED)

The following unaudited pro forma information for the years ended December 31, 2001 and 2000 is presented as if the acquisition of three of the four hotels purchased in 2001 and the two hotels purchased in 2000 occurred on January 1 of each year. The pro forma information does not purport to represent what the company's results of operations would actually have been if such transaction, in fact, had occurred as of the beginning of each period presented, nor does it purport to represent the results of operations for future periods.

Year ended                         2001          2000
-----------------------------------------------------
Total revenue               $49,523,658   $49,575,739
Net income                  $ 6,030,185   $ 6,791,859
Net income per share--
  basic and diluted         $       .48   $       .56


The pro forma information reflects adjustments for actual revenue and expenses for the periods of 2001 and 2000 prior to acquisition of three of the four hotels acquired in 2001 and two hotels acquired in 2000. The pro forma also assumes that the acquisition of the lessee took place as of January 1, 2001. Net income has been adjusted as follows: (1) depreciation has been adjusted based on the company's basis in the hotels; (2) advisory expenses have been adjusted based on the company's contractual arrangements; (3) interest expense has been adjusted to reflect the acquisition as of January 1, 2000; and (4) common stock raised to purchase these hotels has been adjusted to reflect issuance as of January 1 of each year.


NOTE 11  SUBSEQUENT EVENTS

During January 2002, the company declared and paid a dividend of .2575 per share, totaling $3,261,667.

page thirty-six